                                                Filed Pursuant to Rule 424(b)(2)
                                                       Registration No. 33-74162

PROSPECTUS SUPPLEMENT
(To Prospectus dated October 8, 1997)

ULTRAMAR DIAMOND SHAMROCK CORPORATION

$400,000,000

$200,000,000 7.20% SENIOR NOTES DUE OCTOBER 15, 2017

$100,000,000 6.75% SENIOR NOTES DUE OCTOBER 15, 2037

$100,000,000 7.45% SENIOR NOTES DUE OCTOBER 15, 2097
INTEREST PAYABLE APRIL 15 AND OCTOBER 15
Interest on the 7.20% Senior Notes due October 15, 2017 (the '2017 Notes'), the 6.75% Senior Notes due October 15, 2037 (the '2037 Notes') and the 7.45% Senior Notes due October 15, 2097 ( the '2097 Notes' and, together with the 2017 Notes and the 2037 Notes, the 'Notes') is payable semi-annually in arrears on April 15 and October 15 of each year, beginning April 15, 1998. The 2017 Notes and the 2097 Notes may be redeemed at any time at the option of Ultramar Diamond Shamrock Corporation (the 'Company'), in whole or in part, at a redemption price equal to the greater of (i) 100% of their principal amount and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted, on a semi-annual basis, at the Treasury Yield (as defined herein) plus 20 basis points, together with accrued interest, if any, to the date of redemption. Each holder of the 2037 Notes has the right to require the Company to redeem such holder's 2037 Notes, in whole or in part, on October 15, 2009, at a redemption price equal to 100% of the principal amount thereof plus accrued and unpaid interest. Thereafter, the 2037 Notes shall be redeemable at any time at the option of the Company in the same manner as the 2017 Notes and the 2097 Notes. Upon the occurrence of a Tax Event (as defined herein), the Company will have the right to shorten the maturity of the 2097 Notes. The Notes will not be subject to any sinking fund. See "Description of Notes."

The Notes will be represented by one or more Global Securities registered in the name of The Depository Trust Company, New York, New York (the "Depositary") or its nominee. Interests in the Global Securities will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary and its participants. Except as provided herein, Notes in definitive form will not be issued. See "Description of Notes."

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                      UNDERWRITING
                                                                      DISCOUNTS
                                                                      AND           PROCEEDS TO
                                                        PRICE TO      COMMISSIONS   COMPANY
                                                        PUBLIC (1)    (2)           (1)(3)
Per 2017 Note                                           99.979%       .875%         99.104%
Per 2037 Note                                           99.521%       .675%         98.846%
Per 2097 Note                                           99.838%       1.125%        98.713%
Total                                                   $399,317,000  $3,550,000    $395,767,000

(1) Plus accrued interest, if any, from October 14, 1997.

(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(3) Before deducting expenses payable by the Company, estimated at $100,000.

The Notes are offered, subject to prior sale, when, as and if accepted by the Underwriters, and subject to approval of certain legal matters by Skadden, Arps, Slate, Meagher & Flom LLP, counsel for the Underwriters. It is expected that delivery of the Notes will be made on or about October 14, 1997, through the facilities of the Depositary, against payment therefor in same-day funds.

J.P. MORGAN & CO.

              CHASE SECURITIES INC.

                             LEHMAN BROTHERS

                                            MERRILL LYNCH & CO.

October 8, 1997

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE NOTES. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, THE NOTES IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

No person is authorized to give any information or to make any representations not contained or incorporated by reference in this Prospectus Supplement or the accompanying Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or any Underwriter. Neither this Prospectus Supplement nor the accompanying Prospectus constitutes an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

                               TABLE OF CONTENTS
                             PROSPECTUS SUPPLEMENT

                                                                                                               PAGE
Ultramar Diamond Shamrock Corporation......................................................................        S-3
Total Acquisition..........................................................................................        S-3
Use of Proceeds............................................................................................        S-3
Capitalization.............................................................................................        S-4
Selected Financial Data....................................................................................        S-5
Pro Forma Financial Data...................................................................................        S-7
Description of Notes.......................................................................................       S-12
Underwriting...............................................................................................       S-16


                                                      PROSPECTUS
Available Information......................................................................................          3
Documents Incorporated by Reference........................................................................          4
Ultramar Diamond Shamrock Corporation......................................................................          4
The Trusts.................................................................................................          5
The Partnerships...........................................................................................          5
Ratio of Earnings to Fixed Charges.........................................................................          7
Use of Proceeds............................................................................................          7
Description of Senior Debt Securities......................................................................          8
Description of the Subordinated Debt Securities............................................................         21
Description of the Trust Preferred Securities..............................................................         26
Description of the Trust Guarantees........................................................................         27
Description of the Partnership Preferred Securities........................................................         29
Description of the Partnership Guarantees..................................................................         30
Description of Capital Stock of UDS........................................................................         34
Plan of Distribution.......................................................................................         41
Legal Matters..............................................................................................         42
Experts....................................................................................................         42

                     ULTRAMAR DIAMOND SHAMROCK CORPORATION

Ultramar Diamond Shamrock Corporation (the "Company" or "UDS") is the surviving corporation in the December 1996 merger (the "UDS Merger") of Ultramar Corporation ("Ultramar") and Diamond Shamrock, Inc. ("Diamond Shamrock"). UDS is a leading independent refiner and marketer of high-quality petroleum products in the Southwest United States, the Northeast United States and Eastern Canada. In 1996, UDS had total revenues of $10.2 billion, assets of over $4.0 billion, and approximately 17,000 employees. In the Southwest United States, UDS owns and operates a 150,000 barrels per day ("BPD") refinery near Amarillo, Texas, a 90,000 BPD refinery near San Antonio, Texas and a 100,000 BPD refinery near Los Angeles, California. UDS markets petroleum products, a broad range of convenience store items and other merchandise across ten states in the Southwest United States under the Diamond Shamrock-Registered Trademark-, Beacon-Registered Trademark- and Ultramar-Registered Trademark- brand names through a network of approximately 3,000 outlets. UDS is also one of the largest independent petroleum refining and marketing companies in Eastern Canada, owning and operating a 160,000 BPD refinery in St. Romuald, Quebec and marketing petroleum products through approximately 1,320 retail outlets and 84 unattended facilities. UDS is also one of the largest retail home heating oil companies in the Northeast United States and Eastern Canada, selling heating oil to approximately 210,000 households.

The Company's principal executive offices are located at 9830 Colonnade Boulevard, San Antonio, Texas 78230 and its telephone number is (210) 641-6800.

                               TOTAL ACQUISITION

On September 25, 1997, UDS completed the acquisition of Total Petroleum (North America) Ltd. ('Total'), a Denver, Colorado based petroleum refining and marketing company (the 'Acquisition'). In connection with the Acquisition, UDS issued 0.322 shares of UDS Common Stock for each outstanding share of Total Common Stock, or approximately 12.7 million shares of UDS Common Stock. UDS also became responsible for payment of approximately $435 million of net Total debt in connection with the Acquisition. In 1996, Total had total revenues of $2.6 billion. Total has approximately 6,000 employees and operates refineries in Ardmore, Oklahoma, Alma, Michigan, and Denver, Colorado. The three refineries have a combined throughput capacity of approximately 150,000 barrels of crude oil per day. Total distributes gasoline and merchandise through approximately 2,100 branded outlets located in the central United States, of which approximately 560 are company-operated. See "Pro Forma Financial Data" included elsewhere herein.

                                USE OF PROCEEDS

All of the proceeds to be received by the Company from the sale of the Notes will be used to repay indebtedness incurred in connection with the Acquisition. Such indebtedness includes a $150 million bridge loan from a group of banks, including affiliates of J.P. Morgan Securities Inc. and Chase Securities Inc., which matures on March 25, 1998 and bears interest at a variable rate, which was equal to 5.9225% on September 29, 1997, and additional indebtedness which on September 29, 1997 bore a weighted average interest rate of 5.79% and matured in an average of twenty days. See "Underwriting."

                                 CAPITALIZATION

The following table sets forth (i) the historical capitalization of UDS as of June 30, 1997, (ii) the pro forma capitalization of UDS as of June 30, 1997 which gives effect to the Acquisition and (iii) such pro forma data as adjusted to reflect the issuance and sale of the Notes offered hereby and the application of the proceeds therefrom as described in "Use of Proceeds." The table is unaudited and should be read in conjunction with UDS's Report on Form 10-K for the year ended December 31, 1996 (the "UDS 10-K"), Report on Form 10-Q for the Quarter ended June 30, 1997 (the "UDS 10-Q") and Current Report on Form 8-K dated September 25, 1997, and with the "Pro Forma Financial Data" set forth elsewhere in this Prospectus Supplement. See "Documents Incorporated by Reference" in the accompanying Prospectus.

                                                                                                  JUNE 30, 1997
                                                                       ----------------------------------------
                                                                             ACTUAL
                                                                       ------------
                                                                                                      PRO FORMA
                                                                                        PRO FORMA   AS ADJUSTED
                                                                                     ------------  ------------
                                                                                (DOLLARS IN MILLIONS)

Long-Term Debt (including current portion)
  8.75% debentures...................................................         $75.0         $75.0         $75.0
  8.625% note........................................................         275.0         275.0         275.0
  8.25% note.........................................................         175.0         175.0         175.0
  8.00% debentures...................................................         100.0         100.0         100.0
  7.65% debentures...................................................         100.0         100.0         100.0
  7.25% debentures...................................................          25.0          25.0          25.0
  Medium-term notes..................................................         295.0         295.0         295.0
  Senior notes.......................................................          90.0          90.0          90.0
  2017, 2037 and 2097 notes..........................................           0.0           0.0         400.0
  Other..............................................................          50.8          65.8          65.8
  Working capital debt (a)...........................................         348.9         831.0         431.0
                                                                       ------------  ------------  ------------
    Total long-term debt.............................................      $1,534.7      $2,031.8      $2,031.8

Company Obligated Preferred Stock of Subsidiary (b)..................         200.0         200.0         200.0

Stockholders' Equity
  Preferred stock....................................................          $0.0          $0.0          $0.0
  Common stock.......................................................           0.7           0.8           0.8
  Paid-in capital....................................................       1,140.2       1,536.1       1,536.1
  ESOP stock & stock held in treasury................................         (30.0)        (30.0)        (30.0)
  Retained earnings..................................................         224.5         224.5         224.5
  Foreign currency translation adjustment............................         (60.9)        (60.9)        (60.9)
                                                                       ------------  ------------  ------------
    Total stockholders' equity.......................................      $1,274.5      $1,670.5      $1,670.5
                                                                       ------------  ------------  ------------
                                                                       ------------  ------------  ------------

------------------------

(a) Working capital debt includes outstanding commercial paper and borrowings under uncommitted credit facilities that the Company has classified as Long-term debt based upon the intent and ability of UDS to refinance such indebtedness on a long term basis by drawing on its existing revolving credit facilities.

(b) The assets of the Subsidiary are comprised of partnership preferred securities issued by a partnership of which the Company is general partner, the assets of which are principally comprised of debentures of the Company and its subsidiaries.

                            SELECTED FINANCIAL DATA

The consolidated selected financial data for the five year period ended December 31, 1996 has been derived from the audited consolidated financial statements of the Company for the four years and six months ended December 31, 1996 and, with the exception of cash dividends per share on Common Stock, has been restated on a pooling-of-interests basis to include the results of Diamond Shamrock for all periods presented prior to the UDS Merger on December 3, 1996. Operating income and net loss for the year ended December 31, 1996 includes UDS Merger and integration costs of $77.4 million and approximately $50.4 million of one time non-cash pre-tax charges principally to conform accounting practices between Diamond Shamrock and Ultramar, including the accrual of estimated future environmental and other obligations. These merger and integration costs and charges were accrued in the fourth quarter of 1996.

The consolidated selected financial data as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996 should be read in conjunction with the audited consolidated financial statements and related notes thereto and with "Management's Discussion and Analysis of Financial Condition and Results of Operations," each of which is contained in the UDS 10-K. The consolidated selected financial data for the six months ended June 30, 1997 and 1996 should be read in conjunction with the information contained in the UDS 10-Q for the quarter ended June 30, 1997.

                                       SIX MONTHS    SIX MONTHS  YEAR ENDED DECEMBER 31,
                                            ENDED         ENDED
                                         JUNE 30,      JUNE 30,  ------------------------------------------------------
                                             1997          1996       1996(2)    1995(3)(4)          1994       1993(5)
                                     ------------  ------------  ------------  ------------  ------------  ------------
                                      (UNAUDITED)   (UNAUDITED)           (IN MILLIONS, EXCEPT PER SHARE DATA)

STATEMENT OF OPERATIONS DATA:
Sales and other revenues(1):.......      $4,964.6      $4,935.4     $10,208.4      $8,083.5      $7,418.3      $7,056.3
Operating income...................         165.5         169.2          69.9         226.8         299.2         279.2
Income (loss) before cumulative
  effect of accounting change......          73.9          69.1         (35.9)         95.0         136.8         119.1
Net income (loss)..................          73.9          69.1         (35.9)        117.0         136.8         104.9
Income (loss) per common and common
  equivalant share:
  Primary:
    Income (loss) before cumulative
      effect of accounting
      change.......................          0.95          0.89          (.54)         1.30          1.93          1.71
    Net Income (loss)..............          0.95          0.89          (.54)         1.61          1.93          1.50
  Fully diluted:
    Income (loss) before cumulative
      effect of accounting
      change.......................          0.93          0.88          (.54)         1.29          1.90          1.71
    Net income (loss)..............          0.93          0.88          (.54)         1.59          1.90          1.50
Cash dividends per share
  Common...........................          0.55          0.55          1.10          1.10          1.10          1.10
  Preferred........................          1.25          1.25          2.50          2.50          2.50          1.28
Ratio of earnings to fixed
  charges..........................           2.7           2.5           1.2           1.8           3.0           2.6

BALANCE SHEET DATA
  (AT END OF PERIOD):
Cash and cash equivalents..........         $93.0         328.4        $197.9        $175.5         $82.5        $110.2
Working capital....................         394.2         458.7         265.4         385.7         361.3         395.3
Total assets.......................       4,195.8       4,375.6       4,420.0       4,216.7       3,384.4       3,073.9
Long-term debt.....................       1,527.6       1,679.5       1,646.3       1,557.8       1,042.5         980.5
Stockholders' equity...............       1,274.5       1,328.6       1,240.9       1,328.0       1,122.3       1,069.3

                                              PRO

                                            FORMA

                                       1992(6)(7)
                                     ------------

STATEMENT OF OPERATIONS DATA:
Sales and other revenues(1):.......      $5,746.6
Operating income...................         233.7
Income (loss) before cumulative
  effect of accounting change......          82.7
Net income (loss)..................          65.0
Income (loss) per common and common
  equivalant share:
  Primary:
    Income (loss) before cumulative
      effect of accounting
      change.......................          1.23
    Net Income (loss)..............           .97
  Fully diluted:
    Income (loss) before cumulative
      effect of accounting
      change.......................          1.23
    Net income (loss)..............           .97
Cash dividends per share
  Common...........................           .55
  Preferred........................            --
Ratio of earnings to fixed
  charges..........................           2.1(8)
BALANCE SHEET DATA
  (AT END OF PERIOD):
Cash and cash equivalents..........        $151.8
Working capital....................         518.8
Total assets.......................       3,089.9
Long-term debt.....................       1,111.8
Stockholders' equity...............         949.3

--------------------------

(1) During 1996, the Company changed its presentation of sales and other revenues to include Federal excise and state motor vehicle fuel taxes collected on the sale of product which were previously reported as a reduction of the corresponding tax expense. Sales and other revenues for the four years ended December 31, 1995 has been adjusted to conform to the presentation used in 1996.

(2) Operating income and net loss for the year ended December 31, 1996 includes UDS Merger and integration costs of $77.4 million and approximately $50.4 million of one time non-cash charges principally to conform accounting practices between Diamond Shamrock and Ultramar, including the accrual of estimated future environmental and other obligations.

(3) On December 14, 1995, Diamond Shamrock acquired National Convenience Stores ("NCS"), which operated 661 specialty convenience stores, for a net cost of approximately $280.0 million. The acquisition (the "NCS Acquisition") was accounted for using the purchase method of accounting and, accordingly, the results of operations of NCS are included from the date of acquisition.

(4) During the second quarter of 1995, the Company changed its method of accounting for refinery maintenance turnaround costs from an accrual method to a deferral method. The change resulted in a cumulative adjustment through December 31, 1994 of $22.0 million (after income taxes of $13.4 million) or $.31 per share, which is included in net income for the year ended December 31, 1995. The effect of the change on the year ended December 31, 1995 was to increase income before cumulative effect of accounting change by approximately $3.5 million ($.05 per share) and net income by $25.5 million ($.36 per share). Had the change in accounting for refinery maintenance turnaround costs been in effect since the beginning of 1992, net income for the years ended December 31, 1994, 1993 and 1992 would have been $143.4 million ($2.03 per share), $115.0 million ($1.65 per share) and $77.0 million ($1.15 per share), respectively.

(5) In 1993, Diamond Shamrock changed its method of accounting for certain liabilities resulting from an agreement with its former parent. The change resulted in a cumulative adjustment through December 31, 1992 of $14.2 million (after income tax benefit of $9.4 million), or $.14 per share, which reduced net income for the year ended December 31, 1993.

(6) In 1992, Diamond Shamrock changed its method of accounting for post-retirement benefits other than pensions and its method of accounting for income taxes. The aggregate cumulative effect of these changes as of January 1, 1992 of $17.7 million (after income tax benefit of $10.3 million), or $.15 per share, reduced net income for the year ended December 31, 1992.

(7) Historical data for the year ended December 31, 1992 has been adjusted to reflect the Company's initial public offering of Common Stock and debt and the acquisitions of Ultramar Inc. ("UI") and Canadian Ultramar Company ("CUC", formerly Canadian Ultramar Limited) in June 1992 as if such transactions had been completed on January 1, 1992.

(8) This figure reflects the ratio of earnings to fixed charges for the period from July 6, 1992 to December 31, 1992.

                            PRO FORMA FINANCIAL DATA

The following pro forma consolidated financial data gives effect to the Acquisition as if it occurred on June 30, 1997, in the case of the pro forma balance sheet data, and on January 1, 1996 and 1997, in the case of the pro forma income statement data.

The Acquisition will be accounted for by UDS using the purchase method of accounting. In connection therewith, the purchase price will be allocated to the assets and liabilities of Total as of the effective date of the Acquisition, and the results of operations of Total will be included in UDS's results of operations thereafter. The purchase price has been allocated in the pro forma entries based on management's estimates of the fair values of the assets and liabilities of Total available as of the date of this Prospectus Supplement and, in some instances, the effects of conforming Total accounting practices to those of UDS. As additional information becomes available, adjustments to UDS's consolidated financial statements may be necessary which could, among other things, result in an increased allocation of costs to assets acquired in the Acquisition, including goodwill.

The pro forma financial data should be read in conjunction with the historical financial statements of Total including the notes thereto included in Total's Report on Form 10-K for the year ended December 31, 1996 and Total's Report on Form 10-Q for the Quarter ended June 30, 1997, each of which is on file with the Securities and Exchange Commission, and the historical financial statements of UDS including the notes thereto included in the UDS 10-K and the UDS 10-Q for the Quarter ended June 30, 1997. The pro forma financial data is based on various assumptions and is not necessarily indicative of the results that actually would have occurred had the Acquisition been consummated on the dates indicated or that may occur in the future.

                     ULTRAMAR DIAMOND SHAMROCK CORPORATION

                      PRO FORMA CONSOLIDATED BALANCE SHEET
                                 JUNE 30, 1997
                            (UNAUDITED, IN MILLIONS)

                                                                       PRO FORMA
                                                                       ADJUSTMENTS
                                                     UDS       TOTAL    INCREASE          PRO FORMA
                                               HISTORICAL  HISTORICAL  (DECREASE)          COMBINED
                                               ---------   ---------   ---------          ---------
ASSETS
Cash and cash equivalents....................      $93.0       $16.2         $--             $109.2
Accounts and notes receivable................      446.0       196.8          --              642.8
Inventories..................................      562.7       176.8        14.7(a)           754.2
Deferred income taxes........................       32.0          --        29.1(b,c)          61.1
Prepaid expenses and other current assets....       38.8        39.8       (17.3)(c,d)         61.3
                                               ---------   ---------   ---------          ---------
    Total current assets.....................    1,172.5       429.6        26.5            1,628.6
Property, plant and equipment, net...........    2,719.0       827.9       (12.6)(c,d)      3,534.3
Other assets.................................      304.3        32.0       111.5(e,d)         447.8
                                               ---------   ---------   ---------          ---------
Total assets.................................   $4,195.8    $1,289.5      $125.4           $5,610.7
                                               ---------   ---------   ---------          ---------
                                               ---------   ---------   ---------          ---------
LIABILITIES AND STOCKHOLDERS' EQUITY
Notes payable and current portion of long-
  term debt..................................       $7.1         $--         $--               $7.1
Accounts payable.............................      258.7       265.5          --              524.2
Accrued liabilities..........................      282.5        21.8        73.2(d,h,j)       377.5
Taxes other than income taxes................      205.3        49.6          --              254.9
Income taxes.................................       24.7          --          --               24.7
                                               ---------   ---------   ---------          ---------
    Total current liabilities................      778.3       336.9        73.2            1,188.4
Long-term debt...............................    1,527.6       497.1          --            2,024.7
Other long-term liabilities..................      306.4        69.5        62.5(d,h,i,j)     438.4
Deferred income taxes........................      109.0        12.9       (33.2)(d)           88.7
Company Obligated Preferred Stock of
  Subsidiary.................................      200.0          --          --              200.0
Stockholders' Equity:
  Common stock...............................        0.7       355.0      (354.9)(f,g)          0.8
  Additional paid-in capital.................    1,140.2        79.7       316.2(f,g)       1,536.1
  ESOP, treasury stock and other.............      (30.0)         --          --              (30.0)
Retained earnings............................      224.5       (61.6)       61.6(g)           224.5
Foreign currency translation adjustment......      (60.9)         --          --              (60.9)
                                               ---------   ---------   ---------          ---------
Total stockholders' equity...................    1,274.5       373.1        22.9            1,670.5
                                               ---------   ---------   ---------          ---------
                                                $4,195.8    $1,289.5      $125.4           $5,610.7
                                               ---------   ---------   ---------          ---------
                                               ---------   ---------   ---------          ---------

------------------------

(a) To record the adjustment of crude oil and products inventories of Total from the lower of cost as determined by the last-in, first-out method of accounting or net realizable value to fair market value.

(b) To record a deferred tax benefit ($25.7 million) representing the income tax effect on the pro forma adjustments, calculated at a combined federal and state rate of 38%.

                     ULTRAMAR DIAMOND SHAMROCK CORPORATION

                      PRO FORMA CONSOLIDATED BALANCE SHEET

(c) To reclassify certain prepaid expenses to deferred income taxes and property, plant and equipment to conform to UDS's presentation.

(d) To adjust Total's assets and liabilities to fair market value, including valuation reductions to capitalized costs based on anticipated changes in operations and brands.

(e) To record the excess of the acquisition cost of Total over the fair value of net assets acquired ($119.1 million).

(f) To record the acquisition of each issued and outstanding Total share in exchange for 0.322 of a share of UDS common stock.

(g) To eliminate Total's equity at June 30, 1997 to include Total in the consolidated balance sheet of UDS.

(h) To record the incremental costs and expenses directly resulting from the Acquisition. These costs primarily consist of financial advisory fees; outside legal, accounting and professional fees; and severance and other benefit payments to employees of Total that will result from the elimination of certain operational and administrative functions.

(i) To establish additional reserves ($54.2 million) principally relating to environmental costs of the acquired properties to conform to the financial presentation of UDS.

(j) To account for refinery maintenance turnaround costs under the deferral and amortization method versus the accrual method to conform to the financial presentation of UDS.

                     ULTRAMAR DIAMOND SHAMROCK CORPORATION

                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                         SIX MONTHS ENDED JUNE 30, 1997
                (UNAUDITED, IN MILLIONS, EXCEPT PER SHARE DATA)

                                                                                       PRO FORMA
                                                                                     ADJUSTMENTS
                                                                 UDS         TOTAL      INCREASE     PRO FORMA
                                                          HISTORICAL    HISTORICAL    (DECREASE)      COMBINED
                                                        ------------  ------------  ------------  ------------
Sales and other revenues..............................      $4,964.6      $1,141.9        $349.5(a)     $6,456.0
Operating costs and expenses:
Costs of products sold and operating expenses.........            --       1,085.8      (1,085.8 (b)           --
Costs of products sold................................       3,135.5            --         918.9    ,d)      4,054.4
Operating expenses....................................         402.4            --         139.8    ,d)        542.2
Selling, general and administrative expenses..........         141.7          24.7           8.7  ,d)        175.1
Taxes other than income taxes.........................       1,029.8            --         360.3  ,d)      1,390.1
Depreciation and amortization.........................          89.7          31.8           7.2(e)        128.7
                                                        ------------  ------------  ------------  ------------
  Total operating costs and expenses                         4,799.1       1,142.3         349.1       6,290.5
                                                        ------------  ------------  ------------  ------------
                                                        ------------  ------------  ------------  ------------

Operating income......................................         165.5          (0.4)          0.4         165.5
Interest income.......................................           7.9            --            --           7.9
Interest expense......................................         (62.1)        (14.9)           --         (77.0)
Gain on sale of assets................................          11.0            --            --          11.0
                                                        ------------  ------------  ------------  ------------

Income (loss) before income taxes.....................         122.3         (15.3)          0.4         107.4
Income tax (benefit) expense..........................          48.4          (7.2)          0.1(f)         41.3
                                                        ------------  ------------  ------------  ------------
Net income (loss).....................................          73.9          (8.1)          0.3          66.1
Dividend requirement on preferred stock...............           2.2            --            --           2.2
                                                        ------------  ------------  ------------  ------------
Net income (loss) applicable to common shares.........         $71.7         $(8.1)         $0.3         $63.9
                                                        ------------  ------------  ------------  ------------
                                                        ------------  ------------  ------------  ------------
Primary Earnings Per Share............................         $0.95        $(0.20)                      $0.72
                                                        ------------  ------------                ------------
                                                        ------------  ------------                ------------
Fully Diluted Earnings Per Share......................         $0.93        $(0.20)                      $0.72
                                                        ------------  ------------                ------------
                                                        ------------  ------------                ------------
Weighted Average Common Shares Outstanding............
  (thousands of shares)
    Primary...........................................        75,677        39,216       (26,588 (g)       88,305
    Fully Diluted.....................................        79,151        39,216       (26,588 (g)       91,799

------------------------

(a) To conform to UDS's practice of reporting sales by including federal excise and state motor fuel taxes in sales and taxes other than income taxes.

(b) To conform to UDS's practice of reporting costs of products sold separate from operating expenses.

(c) To conform to UDS's practice of reporting certain expenses relating to wholesale marketing, product distribution, credit card and fleet fueling as selling, general and administrative expenses.

(d) To conform to UDS's practice of reporting taxes other than income taxes separate from costs of products sold, operating expenses and selling, general and administrative expenses.

(e) To reflect amortization of the acquisition cost of Total in excess of the fair value of the net assets acquired, as well as to reflect changes in depreciation and amortization due to changes in asset values.

(f) To reflect the income tax effect on the pro forma adjustments, calculated at a combined federal and state statutory rate of 38%.

(g) To reflect the changes in shares as a result of the Acquisition.

                     ULTRAMAR DIAMOND SHAMROCK CORPORATION

                   PRO FORMA CONSOLIDATED STATEMENT OF INCOME
                               DECEMBER 31, 1996
                (UNAUDITED, IN MILLIONS, EXCEPT PER SHARE DATA)

                                                                                     PRO FORMA
                                                                                    ADJUSTMENTS
                                                             UDS         TOTAL       INCREASE          PRO FORMA
                                                          HISTORICAL   HISTORICAL   (DECREASE)          COMBINED
                                                          ----------   ----------   -----------        ----------
Sales and other revenues................................  $ 10,208.4    $ 2,614.3    $   719.1(a)      $13,541.8
Operating costs and expenses:
Cost of products sold and operating expenses............      --          2,486.8     (2,486.8)(b)        --
Cost of products sold...................................     6,550.0       --          2,143.0(b,c,d)    8,693.0
Operating expenses......................................       928.1       --            290.8(b,c,d)    1,218.9
Selling, general and administrative expenses............       302.0         52.3         17.2(c,d)        371.5
Taxes other than income taxes...........................     2,101.1       --            738.1(c,d)      2,839.2
Depreciation and amortization...........................       179.9         60.8          8.5(e)          249.2
Merger and integration costs............................        77.4       --           --                  77.4
                                                          ----------   ----------   -----------        ----------
  Total operating costs and expenses....................    10,138.5      2,599.9        710.8          13,449.2
                                                          ----------   ----------   -----------        ----------
                                                          ----------   ----------   -----------        ----------
Operating income........................................        69.9         14.4          8.3              92.6
Interest income.........................................        18.4       --           --                  18.4
Interest expense........................................      (128.5)       (26.6)      --                (155.1)
                                                          ----------   ----------   -----------        ----------
Income (loss) before income taxes.......................       (40.2)       (12.2)         8.3             (44.1)
Income tax (benefit) expense............................        (4.3)        (6.8)         3.1(f)           (8.0)
                                                          ----------   ----------   -----------        ----------
Net income (loss).......................................       (35.9)        (5.4)         5.2             (36.1)
Dividend requirement on preferred stock.................         4.3       --           --                   4.3
                                                          ----------   ----------   -----------        ----------
                                                          ----------   ----------   -----------        ----------
Net income (loss) applicable to common shares...........  $    (40.2)   $    (5.4)   $     5.2         $   (40.4)
                                                          ----------   ----------   -----------        ----------
Primary Earnings Per Share..............................  $    (0.54)   $   (0.14)                     $   (0.46)
                                                          ----------   ----------                      ----------
                                                          ----------   ----------                      ----------
Fully Diluted Earnings Per Share........................  $    (0.54)   $   (0.14)                     $   (0.46)
                                                          ----------   ----------                      ----------
                                                          ----------   ----------                      ----------
Weighted Average Common Shares Outstanding (thousands of
 shares)
  Primary...............................................      74,427       38,913      (26,383)(g)        86,957
  Fully Diluted.........................................      74,427       38,913      (26,383)(g)        86,957

------------------------

(a) To conform to UDS's practice of reporting sales by including federal excise and state motor fuel taxes in sales and taxes other than income taxes.

(b) To conform to UDS's practice of reporting costs of products sold separate from operating expenses.

(c) To conform to UDS's practice of reporting certain expenses relating to wholesale marketing, product distribution, credit card and fleet fueling as selling, general and administrative expenses.

(d) To conform to UDS's practice of reporting taxes other than income taxes separate from costs of products sold, operating expenses and selling, general and administrative expenses.

(e) To reflect amortization of the acquisition cost of Total in excess of the fair value of the net assets acquired, as well as to reflect changes in depreciation and amortization due to changes in asset values.

(f) To reflect the income tax effect on the pro forma adjustments, calculated at a combined federal and state statutory rate of 38%.

(g) To reflect the changes in shares as a result of the Acquisition.

                              DESCRIPTION OF NOTES

THE FOLLOWING DESCRIPTION OF THE PARTICULAR TERMS OF THE NOTES SUPPLEMENTS AND, TO THE EXTENT INCONSISTENT THEREWITH, REPLACES THE DESCRIPTION OF THE GENERAL TERMS AND PROVISIONS OF THE SENIOR DEBT SECURITIES SET FORTH IN THE ACCOMPANYING PROSPECTUS, TO WHICH DESCRIPTION REFERENCE IS HEREBY MADE. WHENEVER A DEFINED TERM IS REFERRED TO AND NOT HEREIN DEFINED, THE DEFINITION THEREOF IS CONTAINED IN THE ACCOMPANYING PROSPECTUS OR IN THE SENIOR INDENTURE REFERRED TO THEREIN.

GENERAL

The Notes offered hereby will be unsecured general obligations of the Company and will constitute three separate series of Senior Debt Securities to be issued under the Senior Indenture referred to in the accompanying Prospectus. The 2017 Notes will be limited to $200 million in aggregate principal amount and will mature on October 15, 2017. The 2037 Notes will be limited to $100 million in aggregate principal amount and will mature on October 15, 2037. The 2097 Notes will be limited to $100 million in aggregate principal amount and will mature on October 15, 2097. The Notes will be redeemable prior to Maturity by the Company as provided below and will not be subject to any sinking fund. The Notes will bear interest at the respective rate per annum stated on the cover page of this Prospectus Supplement from October 14, 1997 or from the most recent Interest Payment Date to which interest has been paid or provided for, payable semi-annually in arrears on April 15 and October 15 of each year (each, an "Interest Payment Date"), commencing April 15, 1998, to the Person in whose name the related Note is registered at the close of business on the preceding April 1 or October 1, as the case may be (each, a "Regular Record Date"). Interest on each series of Notes will be computed on the basis of a 360-day year of twelve 30-day months. The Notes are to be issued only in registered form without coupons in denominations of $1,000 and integral multiples thereof.

The Notes will (i) rank equally with other unsecured and unsubordinated obligations of the Company (excluding subsidiary debt) for borrowed money, (ii) be effectively subordinated (with respect to underlying collateral) to secured indebtedness of the Company and (iii) be structurally subordinated to all indebtedness of the Company's subsidiaries.

OPTIONAL REDEMPTION

The 2017 Notes and the 2097 Notes will be redeemable in whole or in part, at the option of the Company upon not less than 30 nor more than 60 days prior written notice, at any time, at a redemption price equal to the greater of (i) 100% of their principal amount and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted, on a semi-annual basis, at the Treasury Yield plus 20 basis points, together with accrued interest to the date of redemption; provided, however, that interest installments due on an Interest Payment Date which is on or prior to the date of redemption will be payable to holders who are holders of record of such Notes (or one or more predecessor Notes) as of the close of business on the Regular Record Date preceding such Interest Payment Date. After October 15, 2009, the 2037 Notes shall be redeemable at any time at the option of the Company in the same manner as the 2017 Notes and 2097 Notes.

"Treasury Yield" means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price of the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

"Comparable Treasury Issue" means the United States Treasury security selected by the Independent Investment Banker as having a maturity most comparable to the remaining term of the 2017 Notes, the 2037 Notes or the 2097 Notes, as the case may be, that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the 2017 Notes, the 2037 Notes or the 2097 Notes, as the case may be.

"Independent Investment Banker" means J.P. Morgan Securities Inc. or, if such firm is unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing in the United States appointed by the Trustee after consultation with the Company.

"Comparable Treasury Price" means, with respect to any redemption date, (i) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for US Government Securities" or (ii) if such release (or any successor release) is not published or does not contain such prices on such business day, the average of the Reference Treasury Dealer Quotations for such redemption date. "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

"Reference Treasury Dealer" means each of J.P. Morgan Securities Inc., Chase Securities Inc., Lehman Brothers, Inc. and Merrill Lynch Government Securities Inc. and their respective successors; PROVIDED, HOWEVER, that if one of the foregoing ceases to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer") or otherwise fails to provide a Reference Treasury Dealer Quotation, the Company will substitute therefor another Primary Treasury Dealer.

REDEMPTION AT THE OPTION OF HOLDERS OF 2037 NOTES ON OCTOBER 15, 2009

On October 15, 2009 (the "Redemption Date"), each holder of 2037 Notes (a "Holder") will have the right (the "Redemption Right") to require the Company to redeem all or any part (equal to $1,000 or an integral multiple thereof) of such Holder's 2037 Notes for cash at a purchase price equal to 100% of the aggregate principal amount thereof plus accrued and unpaid interest thereon to the Redemption Date.

On or prior to August 1, 2009, the Company will mail a notice to each Holder stating that (a) in order for a Holder to exercise the Redemption Right, the Holder must surrender the 2037 Notes in respect of which the Redemption Right is being exercised, together with the form entitled "Option of Holder to Elect Redemption on October 15, 2009" on the reverse of the 2037 Notes, duly completed, or transfer such 2037 Notes by book-entry, to the Trustee during the period from August 15, 2009 and prior to 5:00 p.m., New York, New York time on September 15, 2009 (or if such date is not a business day, then the next succeeding business day), (b) any election on the part of a Holder to exercise the Redemption Right effected in accordance with the foregoing shall be irrevocable on the part of the Holder and may not be withdrawn, (c) Holders whose 2037 Notes are being redeemed only in part will be issued new 2037 Notes equal in principal amount to the unredeemed portion of the 2037 Notes surrendered, which unredeemed portion must be equal to $1,000 in principal amount or an integral multiple thereof and (d) unless the Company defaults in the payment of principal and accrued interest on the 2037 Notes to be redeemed on the Redemption Date, interest on such 2037 Notes will cease to accrue on the Redemption Date. The Company will comply with the requirements of Rule 14e-1 under the Securities Exchange Act of 1934, as amended, and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable to the redemption of the 2037 Notes pursuant to the Redemption Right.

On the Redemption Date, the Company will, to the extent lawful, deposit with the Trustee an amount sufficient to redeem all 2037 Notes or portions thereof being redeemed (together with accrued interest). Failure by the Company to redeem the 2037 Notes on the Redemption Date will result in an Event of Default under the Senior Indenture.

Because the 2037 Notes will be represented by Global Notes (as defined below), a Holder must exercise the Redemption Right through the Depositary's nominee. In order to ensure that the Depositary's nominee will exercise in a timely manner the Redemption Right with respect to a particular 2037 Note, the beneficial owner of an interest therein must instruct the broker or other direct or indirect participant through which it holds an interest in such 2037 Note to notify the Depositary of its desire to exercise the Redemption Right. Different firms have different cut-off times for accepting instructions from their customers and, accordingly, each such beneficial owner should consult the broker or other direct or indirect participant through which it holds an interest in a Global Note in order to ascertain the cut-off time by which such an instruction must be given in order for timely notice to be delivered to the Depositary.

All questions regarding the validity, form, eligibility (including time of receipt) and acceptance of any 2037 Note for redemption will be determined by the Company, whose determination will be final and binding.

CONDITIONAL RIGHT TO SHORTEN MATURITY

President Clinton's 1998 budget proposal included a series of tax law changes that would have, if enacted and made applicable to the 2097 Notes, prevented the Company from deducting interest payable on the 2097 Notes for United States federal income tax purposes. This proposal was not adopted by Congress and was not part of the Taxpayer Relief Act of 1997 which was recently enacted into law. Nevertheless, if a similar proposal were ever introduced and made applicable to the 2097 Notes in a manner that would limit the ability of the Company to deduct the interest payable on the 2097 Notes for United States federal income tax purposes, such enactment would result in a Tax Event and the terms of the 2097 Notes would be subject to modification at the option of the Company as described below.

Upon the occurrence of a Tax Event (as defined below), the Company will have the right, without the consent of the holders of the 2097 Notes, to shorten the maturity of the 2097 Notes to the minimum extent required, in the opinion of nationally recognized independent tax counsel, such that, after the shortening of the maturity, interest paid on the 2097 Notes will be deductible for United States federal income tax purposes or, if such counsel is unable to opine definitively as to such minimum period, the minimum extent so required as determined in good faith by the Board of Directors of the Company, after receipt of an opinion of such counsel regarding the applicable legal standards. There can be no assurance that the Company would not exercise its right to shorten the maturity of the 2097 Notes upon the occurrence of such a Tax Event and no assurance as to the period by which such maturity would be shortened. In the event that the Company elects to exercise its right to shorten the maturity of the 2097 Notes upon the occurrence of a Tax Event, the Company will mail a notice of shortened maturity to each holder of the 2097 Notes by first-class mail not more than 60 days after the occurrence of such Tax Event, stating the new maturity date of the 2097 Notes. Such notice shall be effective immediately upon mailing.

The Company believes that the 2097 Notes will constitute indebtedness for United States federal income tax purposes under current law and, therefore, an exercise of its right to shorten the maturity of the 2097 Notes would not be a taxable event to holders for such purposes. Prospective investors should be aware, however, that the Company's exercise of its right to shorten the maturity of the 2097 Notes would be a taxable event to holders for United States federal income tax purposes if the 2097 Notes were to be treated as equity for such purposes before the maturity is shortened and the 2097 Notes of shortened maturity are treated as debt for such purposes.

"Tax Event" means that the Company shall have received an opinion of nationally recognized independent tax counsel to the effect that, as a result of (a) any amendment to, clarification of, or change (including any announced prospective amendment, clarification or change) in any law, or any regulation thereunder, of the United States, (b) any judicial decision, official administrative pronouncement, ruling, regulatory procedure or regulation, including any notice or announcement of intent to adopt or promulgate any ruling, regulatory procedure or regulation (any of the foregoing, an "Administrative or Judicial Action"), or (c) any amendment to, clarification of, or change in any official position with respect to, or any interpretation of, an Administrative or Judicial Action or a law or regulation of the United States that differs from the theretofore generally accepted position or interpretation, in each case, occurring on or after October 14, 1997, there is more than an insubstantial increase in the risk that interest paid by the Company on the 2097 Notes is not, or will not be, deductible, in whole or in part, by the Company for United States federal income tax purposes.

BOOK-ENTRY SYSTEM

Upon issuance, each series of Notes will be represented by one or more Global Securities deposited with, or on behalf of, the Depositary, which will act as Depositary with respect to the Notes. The Global Securities representing the Notes will be registered in the name of the Depositary or its nominee. Except under the circumstances described in the accompanying Prospectus under "Description of Senior Debt Securities--Global Securities," the Notes will not be issuable in definitive form. So long as the Notes are represented by one or more Global Securities, the Depositary or its nominee will be considered the sole owner or holder of the Notes for all purposes under the Senior Indenture, and the beneficial owners of the Notes will be entitled only to those rights and benefits afforded to them in accordance with the Depositary's regular operating procedures. See "Description of Senior Debt Securities--Global Securities" in the Prospectus.

A further description of the Depositary's procedures with respect to Global Securities is set forth in the accompanying Prospectus under "Description of Senior Debt Securities--Global Securities." the Depositary has confirmed to the Company, the Underwriters and the Trustee that it intends to follow such procedures with respect to the Notes.

SAME-DAY SETTLEMENT AND PAYMENT

Settlement for the Notes will be made by the Underwriters in immediately available funds. All payments of principal and interest on the Notes will be made by the Company in immediately available funds.

                                  UNDERWRITING

Subject to the terms and conditions set forth in an Underwriting Agreement, dated October 8, 1997 (the "Underwriting Agreement"), the Company has agreed to sell to J.P. Morgan Securities Inc. ("J.P. Morgan"), Chase Securities Inc., Lehman Brothers, Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), and the additional underwriters, if any, named in the Underwriting Agreement (collectively, the "Underwriters"), and the Underwriters have severally agreed to purchase, the respective principal amount of Notes set forth opposite their names below.

                                                                       PRINCIPAL       PRINCIPAL       PRINCIPAL
                                                                       AMOUNT OF       AMOUNT OF       AMOUNT OF
UNDERWRITERS                                                          2017 NOTES      2037 NOTES      2097 NOTES
----------------------------------------------------------------  --------------  --------------  --------------
J.P. Morgan Securities Inc. ....................................  $   50,000,000  $   25,000,000  $   25,000,000
Chase Securities Inc. ..........................................      50,000,000      25,000,000      25,000,000
Lehman Brothers, Inc. ..........................................      50,000,000      25,000,000      25,000,000
Merrill Lynch, Pierce, Fenner & Smith
         Incorporated ..........................................      50,000,000      25,000,000      25,000,000
                                                                  --------------  --------------  --------------
  Total.........................................................  $  200,000,000  $  100,000,000  $  100,000,000
                                                                  --------------  --------------  --------------
                                                                  --------------  --------------  --------------

The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Notes offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are committed to take and pay for all of the Notes offered hereby if any are taken.

The Underwriters initially propose to offer the Notes in part directly to the public at the public offering price set forth on the cover page of this Prospectus Supplement and in part to certain dealers at that price less a concession not in excess of .50% of the principal amount of the 2017 Notes, .40% of the principal amount of the 2037 Notes and .675% of the principal amount of the 2097 Notes. The Underwriters may allow, and those dealers may reallow, a concession not in excess of .25% of the principal amount of the 2017 Notes, .25% of the principal amount of the 2037 Notes and .25% of the principal amount of the 2097 Notes to certain other dealers. After the initial public offering of the Notes offered hereby, the public offering price and such concessions may be changed.

In the Underwriting Agreement, the Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the federal securities laws, or to contribute to payments that the Underwriters may be required to make in respect thereof.

J.P. Morgan, Chase Securities Inc., Lehman Brothers, Inc. and Merrill Lynch and/or their affiliates from time to time provide or may provide commercial banking and/or investment banking services to the Company and its affiliates for which they receive or may receive customary fees and expense reimbursement.

Approximately 38% of the net proceeds of the offering will be applied to repay a loan made to the Company by a group of banks, including affiliates of J.P. Morgan and Chase Securities Inc. See "Use of Proceeds." Under the Conduct Rules of the National Association of Securities Dealers, Inc. (the "NASD"), special considerations apply to a public offering of securities where more than 10% of the net proceeds thereof will be paid to a participating underwriter or any of its affiliates. Therefore, this offering is being conducted pursuant to Rule 2710(c)(8) of the NASD Conduct Rules which establishes certain procedural safeguards in connection with offerings in circumstances in which NASD member firms participate and where more than 10% of the offering proceeds are to be paid to them or their affiliates.

In connection with the offerings of the Notes, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. Specifically, the Underwriters may overallot in connection with the offerings of the Notes, creating a syndicate short position. In addition, the Underwriters may bid for, and purchase, Notes in the open market to cover syndicate shorts or to stabilize the price of the Notes. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the Notes in the offerings of the Notes, if the syndicate repurchases previously distributed Notes in syndicate covering transactions, stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Notes above independent market levels. The Underwriters are not required to engage in any of these activities, and may end any of them at any time.

Prior to the offering made hereby, there has been no public market for the Notes. The Company does not intend to list the Notes on any securities exchange. The Company has been advised by the Underwriters that the Underwriters currently intend to make a market in the Notes; however, the Underwriters are not obligated to do so, and any Underwriter may discontinue any such market making at any time without notice.

PROSPECTUS

                                  $900,000,000
                     ULTRAMAR DIAMOND SHAMROCK CORPORATION
                             SENIOR DEBT SECURITIES

                                  $850,000,000
                     ULTRAMAR DIAMOND SHAMROCK CORPORATION
                          SUBORDINATED DEBT SECURITIES
                                  COMMON STOCK
                             ---------------------

                                  $850,000,000
                                 UDS CAPITAL I
                                 UDS CAPITAL II
                           TRUST PREFERRED SECURITIES
     GUARANTEED TO THE EXTENT SET FORTH HEREIN BY ULTRAMAR DIAMOND SHAMROCK
                                  CORPORATION

                           --------------------------

                                  $850,000,000
                              UDS FUNDING I, L.P.
                              UDS FUNDING II, L.P.
                        PARTNERSHIP PREFERRED SECURITIES
     GUARANTEED TO THE EXTENT SET FORTH HEREIN BY ULTRAMAR DIAMOND SHAMROCK
                                  CORPORATION
                           --------------------------

    Ultramar Diamond Shamrock Corporation ("UDS" or the "Company") may from time to time offer (i) its unsecured debt securities, which may be senior (the "Senior Debt Securities") or subordinated (the "Subordinated Debt Securities"), and (ii) shares of its common stock, par value $.01 per share (the "Common Stock"), together with the associated rights (the "Rights") to purchase Common Stock.

    UDS Capital I and UDS Capital II (each a "UDS Capital Trust"), each a statutory business trust formed under the laws of the State of Delaware, may offer, from time to time, trust preferred securities, representing undivided beneficial interests in the assets of the respective UDS Capital Trusts ("Trust Preferred Securities"). The payment of distributions with respect to Trust Preferred Securities of each of the UDS Capital Trusts out of moneys held by each of the UDS Capital Trusts, and payment on liquidation, redemption or otherwise with respect to such Trust Preferred Securities, will be guaranteed

                                                        (CONTINUED ON NEXT PAGE)
                            ------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
        SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                THIS PROSPECTUS. ANY REPRESENTATION TO THE
                      CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

    The Offered Securities may be offered directly, through agents designated from time to time, to or through underwriters or dealers or through a combination of such methods. See "Plan of Distribution." If any agents of the Company, any UDS Capital Trust and/or any UDS Funding Partnership or any underwriters are involved in the sale of the Offered Securities, the names of such agents or underwriters and any applicable commissions or discounts will be set forth in the Prospectus Supplement with respect to such Offered Securities. The net proceeds to the Company from such sale also will be set forth in the applicable Prospectus Supplement.
                            ------------------------

                The date of this Prospectus is October 8, 1997.

(CONTINUED FROM FRONT COVER)

by UDS to the extent described herein (each a "Trust Guarantee"). See "Description of the Trust Guarantees" below. UDS's obligations under the Trust Guarantees will be subordinate and junior in right of payment to all other liabilities of UDS and rank PARI PASSU with the most senior preferred stock, if any, issued from time to time by UDS. Subordinated Debt Securities and/or Partnership Preferred Securities (as defined below) may be issued and sold by UDS or a UDS Funding Partnership (as defined below), respectively, from time to time in one or more series to a UDS Capital Trust, or a trustee of such UDS Capital Trust, in connection with the investment of the proceeds from the offering of Trust Preferred Securities and Common Securities (as defined herein, together the "Trust Securities") of such UDS Capital Trust. The Subordinated Debt Securities and/or Partnership Preferred Securities purchased by a UDS Capital Trust may be subsequently distributed pro rata to holders of Trust Preferred Securities and Common Securities in connection with the dissolution of such UDS Capital Trust upon the occurrence of certain events as may be described in an accompanying Prospectus Supplement.

    UDS Funding I, L.P. and UDS Funding II, L.P. (each, a "UDS Funding Partnership"), each a limited partnership formed under the laws of the State of Delaware, may offer, from time to time, Partnership Preferred Securities, representing limited partnership interests in the respective UDS Funding Partnership ("Partnership Preferred Securities"). The payment of distributions (if, as and when declared) with respect to Partnership Preferred Securities of each of the UDS Funding Partnership out of moneys held by each UDS Funding Partnership, and payment on liquidation, redemption or otherwise with respect to such Partnership Preferred Securities, will be guaranteed by UDS to the extent described herein (each a "Partnership Guarantee"). See "Description of the Partnership Guarantees" below. UDS's obligations under the Partnership Guarantees are subordinate and junior in right of payment to all other liabilities of UDS and rank PARI PASSU with the most senior preferred stock, if any, issued from time to time by UDS. Subordinated Debt Securities may be issued and sold by UDS from time to time in one or more series to a UDS Funding Partnership together with debt instruments of certain domestic eligible controlled affiliates (the "Affiliate Debentures") which will be fully and unconditionally guaranteed by UDS (the "Investment Guarantees") in connection with the investment of the proceeds from the offering of Partnership Preferred Securities of and general partnership interests in such UDS Funding Partnership.

    The Senior Debt Securities, the Subordinated Debt Securities, the Affiliate Debentures, the Investment Guarantees, the Common Stock, the Trust Preferred Securities, the related Trust Guarantees, the Partnership Preferred Securities and the related Partnership Guarantees are collectively referred to as the "Offered Securities."

    The specific terms of the Offered Securities in respect of which this Prospectus is being delivered, such as, where applicable, (i) in the case of Senior Debt Securities or Subordinated Debt Securities, the specific designation, aggregate principal amount, currency, denomination, maturity, priority, interest rate (which may be variable or fixed), time of payment of interest, terms of redemption at the option of the Company or repayment at the option of the holder or any provisions for sinking fund payments, the designation of the Trustee acting under the applicable Indenture and the initial public offering price; (ii) in the case of Trust Preferred Securities, the related Trust Guarantees, Partnership Preferred Securities or the related Partnership Guarantees, the specific designation, aggregate offering amount, denomination, term, coupon rate, time of payment of distributions, terms of redemption at the option of the Company or repayment at the option of the holder, the designation of the Trustee acting under the applicable Indenture or Guarantee and the initial public offering price; and (iii) in the case of Common Stock, the public offering price, will be set forth in the accompanying Prospectus Supplement.

    The Offered Securities will be issued only in registered form, including in the form of Global Securities, unless otherwise set forth in the Prospectus Supplement.

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, ANY ACCOMPANYING PROSPECTUS SUPPLEMENT OR THE DOCUMENTS INCORPORATED OR DEEMED INCORPORATED BY REFERENCE HEREIN, AND ANY INFORMATION OR REPRESENTATIONS NOT CONTAINED HEREIN OR THEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY AGENT, DEALER OR UNDERWRITER. THIS PROSPECTUS AND ANY ACCOMPANYING PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS AND THE PROSPECTUS SUPPLEMENT NOR ANY SALE OF OR OFFER TO SELL THE OFFERED SECURITIES OFFERED HEREBY SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE RESPECTIVE DATES OF THIS PROSPECTUS AND THE PROSPECTUS SUPPLEMENT OR THAT THE INFORMATION IN THIS PROSPECTUS OR THE PROSPECTUS SUPPLEMENT IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE RESPECTIVE DATES OF THIS PROSPECTUS AND THE PROSPECTUS SUPPLEMENT.

                             AVAILABLE INFORMATION

CERTAIN FILINGS AND OTHER INFORMATION

    This Prospectus constitutes a part of a combined Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") filed by UDS, the UDS Funding Partnerships and the UDS Capital Trusts with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Offered Securities. This Prospectus and any accompanying Prospectus Supplement do not contain all of the information set forth in such Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is made to such Registration Statement and to the exhibits relating thereto for further information with respect to the Company, the UDS Funding Partnerships, the UDS Capital Trusts, and the Offered Securities. Any statements contained herein concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the Commission or incorporated by reference herein are not necessarily complete, and, in each instance, reference is made to the copy of such document so filed for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

    UDS is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Suite 1300, Seven World Trade Center, New York, New York 10048, and at The Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material also can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. Such reports, proxy and information statements and other information may be found on the Commission's web site address, http://www.sec.gov. In addition, certain securities of UDS are listed on the New York Stock Exchange (the "NYSE") and the Montreal Exchange (the "ME"). Material filed by the Company may be inspected at the offices of the NYSE at 20 Broad Street, New York, New York 10005 and the ME at 800 Victoria Square, Montreal, Quebec, Canada H4Z 1A9.

    None of the UDS Capital Trusts and the UDS Funding Partnerships is currently subject to the information reporting requirements of the Exchange Act. The UDS Capital Trusts and the UDS Funding Partnerships will become subject to such requirements upon the effectiveness of the Registration Statement, although they intend to seek and expect to receive exemptions therefrom.

CERTAIN FORWARD-LOOKING STATEMENTS

    This Prospectus and the accompanying Prospectus Supplement (including the documents incorporated by reference herein) contains certain forward-looking statements (as such term is defined in the U.S. Private Securities Litigation Reform Act of 1995) and information relating to UDS that are based on the beliefs of the management of UDS as well as assumptions made by and information currently available to the management of UDS. When used in this Prospectus and the accompanying Prospectus Supplement, the words "anticipate," "believe," "estimate," "expect," "intend" and similar expressions, as they relate to UDS, the UDS Capital Trusts, the UDS Funding Partnerships, or the management of any such entities, identify forward-looking statements. Such statements reflect the current views of the management the registrants with respect to future events and are subject to certain risks, uncertainties and assumptions relating to the operations and results of operations of the registrants, including as a result of competitive factors and pricing pressures, shifts in market demand and general economic conditions and other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those described herein as anticipated, believed, estimated, expected or intended.

                      DOCUMENTS INCORPORATED BY REFERENCE

    The following documents which have been filed with the Commission by UDS pursuant to the Exchange Act (File No. 1-11154) are hereby incorporated by reference:

        (i) Annual Report on Form 10-K for the year ended December 31, 1996;

        (ii) Current Report on Form 8-K dated March 4, 1997, Amendment to Current Report on Form 8-K/A dated March 4, 1997, Current Report on Form 8-K dated June 20, 1997 and Current Report on Form 8-K dated September 25, 1997; and

       (iii) Quarterly Reports on Form 10-Q for the three months ended March 31, 1997 and June 30, 1997.

    All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and prior to the termination of the offering of the securities offered hereby shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents.

    Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus and the accompanying Prospectus Supplement to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or the accompanying Prospectus Supplement.

    The Company will furnish without charge to each person, including any beneficial owner, to whom this Prospectus and the accompanying Prospectus Supplement is delivered, upon written or oral request of such person, a copy of any and all documents incorporated herein by reference (not including exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to Ultramar Diamond Shamrock Corporation, 9830 Colonnade Boulevard, San Antonio, TX 78230,
Attention: Secretary (telephone number: (210) 641-6800).

                     ULTRAMAR DIAMOND SHAMROCK CORPORATION

    UDS was the surviving corporation in the merger (the "UDS Merger") of two leading North American independent refining and marketing companies, Ultramar Corporation ("Ultramar") and Diamond Shamrock, Inc. ("DS"), effective in December 1996. UDS is a leading independent refiner and marketer of high-quality petroleum products in the Southwest United States, the Northeast United States and Eastern Canada. In 1996, UDS sold over 400,000 barrels per day ("BPD") of petroleum products and had total revenues of $10.2 billion. UDS is one of the largest independent refining and marketing companies in the United States and the largest retail marketer of gasoline in the state of Texas. In the Southwest United States, UDS owns and operates a 150,000 BPD refinery near Amarillo, Texas, a 100,000 BPD refinery near Long Beach, California and a 90,000 BPD refinery near San Antonio, Texas. UDS markets petroleum products and a broad range of convenience store items and other merchandise in the Southwest United States under the Diamond Shamrock-Registered Trademark-,
Beacon-Registered Trademark- and Ultramar-Registered Trademark- brand names through a network of approximately 3,000 outlets located across ten states in the United States. UDS is also one of the largest independent petroleum refining and marketing companies in the Northeast United States and Eastern Canada, owning and operating a 160,000 BPD refinery in St. Romuald, Quebec and marketing petroleum products through approximately 1,320 retail outlets and 84 unattended facilities in Eastern Canada. UDS is also one of the largest retail home heating oil companies in the Northeast United States and Eastern Canada, selling heating oil to approximately 210,000 households.

    The Company's principal executive offices are located at 9830 Colonnade Boulevard, San Antonio, TX 78230 and its telephone number is (210) 641-6800.

                                   THE TRUSTS

    Each of UDS Capital I and UDS Capital II is a statutory business trust formed under Delaware law pursuant to (i) a separate declaration of trust (each a "Declaration") executed by the Company, as sponsor for such trust (the "Sponsor") and the UDS Capital Trustees (as defined herein) for such trust and
(ii) the filing of a certificate of trust with the Delaware Secretary of State on June 5, 1997. Each Declaration will be qualified as an indenture under the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). Each UDS Capital Trust exists for the exclusive purposes of (i) issuing the Trust Preferred Securities and common securities representing undivided beneficial interests in the assets of such Trust (the "Common Securities" and, together with the Trust Preferred Securities, the "Trust Securities"), (ii) investing the gross proceeds of the Trust Securities in Subordinated Debt Securities and/or a specific series of Partnership Preferred Securities and (iii) engaging in only those other activities necessary or incidental thereto. All of the Common Securities will be directly or indirectly owned by the Company. The Common Securities will rank PARI PASSU, and payments will be made thereon pro rata, with the Trust Preferred Securities except that upon an event of default under the applicable Declaration, the rights of the holders of the Common Securities to payment in respect of distributions and payments upon liquidation, redemption, and otherwise will be subordinated to the rights of the holders of the Trust Preferred Securities. The Company will, directly or indirectly, acquire Common Securities in an aggregate liquidation amount equal to 3% of the total capital of each UDS Capital Trust. Each UDS Capital Trust's business and affairs will be conducted by the trustees (the "UDS Capital Trustees") appointed by the Company, as the direct or indirect holder of all the Common Securities. Except in certain limited circumstances the holder of the Common Securities will be entitled to appoint, remove or replace any of, or increase or reduce the number of, the UDS Capital Trustees of a UDS Capital Trust. The duties and obligations of the UDS Capital Trustees shall be governed by the Declaration of such UDS Capital Trust. A majority of the UDS Capital Trustees (the "Regular Trustees") of each UDS Capital Trust will be persons who are employees or officers of or affiliated with the Company. One UDS Capital Trustee of each UDS Capital Trust will be a financial institution which will be unaffiliated with the Company and which shall act as property trustee and as indenture trustee for purposes of the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"), pursuant to the terms set forth in a Prospectus Supplement (the "Property Trustee"). In addition, unless the Property Trustee maintains a principal place of business in the State of Delaware, and otherwise meets the requirements of applicable law, one UDS Capital Trustee of each UDS Capital Trust will have its principal place of business or reside in the State of Delaware (the "Delaware Trustee"). The Company will pay all fees and expenses related to the UDS Capital Trusts and the offering of Trust Securities, the payment of which will be guaranteed by the Company. The office of the Delaware Trustee for each UDS Capital Trust in the State of Delaware is The Bank of New York (Delaware), 23 White Clay Center, Route 273, Newark, Delaware 19711. The principal place of business of each UDS Capital Trust shall be c/o Ultramar Diamond Shamrock Corporation, 9830 Colonnade Boulevard, San Antonio, Texas 78230 and its telephone number is (210) 641-6800.

                                THE PARTNERSHIPS

    Each of UDS Funding I, L. P. and UDS Funding II, L. P. is a limited partnership formed under the Delaware Revised Uniform Limited Partnership Act, as amended (the "Partnership Act") on June 5, 1997. Pursuant to the Certificate of Limited Partnership and the Agreement of Limited Partnership, the Company is the sole general partner of each UDS Funding Partnership (in such capacity the "General Partner"). Upon the issuance of the Partnership Preferred Securities by a UDS Funding Partnership, which securities represent limited partnership interests in that UDS Funding Partnership, UDS Capital I or UDS Capital II, as the case may be, will be the sole limited partner of that UDS Funding Partnership. Contemporaneous with the issuance of the Partnership Preferred Securities, the General Partner will contribute capital to the UDS Funding Partnership in an amount sufficient to establish its initial capital account at an amount equal to at least 15% of the total capital of the UDS Funding Partnership.

    Each UDS Funding Partnership will be managed by the General Partner and exists for the sole purpose of (i) issuing its partnership interests, (ii) investing the proceeds thereof in Subordinated Debt Securities, Affiliate Debentures and certain U.S. government obligations and commercial paper of entities not affiliated with UDS (the "Eligible Debt Securities") and (iii) engaging in only those other activities necessary or incidental thereto. To the extent that aggregate payments to the UDS Funding Partnership on the Subordinated Debt Securities, the Affiliate Debentures and the Eligible Debt Securities exceed distributions payable with respect to the Partnership Preferred Securities, the UDS Funding Partnership may at times have excess funds which shall be allocated to and may, in the General Partner's sole discretion, be distributed to the General Partner. To the extent that the issuers (including, where applicable, UDS, as guarantor) of the securities in which the UDS Funding Partnerships invest fail to make any payments in respect of such securities (or, if applicable, guarantees), the UDS Funding Partnerships will not have sufficient funds to pay and will not declare or pay distributions on the Partnership Preferred Securities.

    For so long as the Partnership Preferred Securities remain outstanding, the General Partner will covenant in the Limited Partnership Agreement (i) to remain the sole general partner of the UDS Funding Partnership and to maintain direct ownership of 100% of the General Partner's interest in the UDS Funding Partnership, which interest will at all times represent at least 1% of the total capital of the UDS Funding Partnership, (ii) to cause the UDS Funding Partnership to remain a limited partnership and not to voluntarily dissolve, liquidate, wind-up or be terminated, except as permitted by the Limited Partnership Agreement, (iii) to use its commercially reasonable efforts to ensure that the UDS Funding Partnership will not be an "investment company" for purposes of the 1940 Act and (iv) to take no action that would be reasonably likely to cause the UDS Funding Partnership to be classified as an association taxable as a corporation for United States federal income tax purposes.

    The rights of the holders of the Partnership Preferred Securities, including economic rights, rights to information and voting rights, are set forth in the Limited Partnership Agreement and the Partnership Act. See "Description of the Partnership Preferred Securities."

    The Limited Partnership Agreement provides that the General Partner will have liability for the fees and expenses of the Partnership (including any taxes, duties, assessments or governmental charges of whatever nature (other than withholding taxes) imposed by the United States or any other domestic taxing authority upon the UDS Funding Partnership) and be responsible for all debts and obligations of the UDS Funding Partnership (other than with respect to distributions on the Partnership Preferred Securities). Under Delaware law, assuming a limited partner in a Delaware limited partnership such as a UDS Funding Partnership (i.e., a holder of the Partnership Preferred Securities) does not participate in the control of the business of the limited partnership, such limited partner will not be personally liable for the debts, obligations and liabilities of such limited partnership, whether arising in contract, tort or otherwise, solely by reason of being a limited partner of such limited partnership (subject to any obligation such limited partner may have to repay any funds that may have been wrongfully distributed to it).

    The location of the principal executive offices of each UDS Funding Partnership is c/o Ultramar Diamond Shamrock Corporation, 9830 Colonnade Boulevard, San Antonio, TX 78230 and its telephone number is (210) 641-6800.

                       RATIO OF EARNINGS TO FIXED CHARGES

    The following table sets forth the ratio of earnings to fixed charges for the Company for each of the following periods:

                                                                                         YEAR ENDED DECEMBER 31,
                                                                            --------------------------------------------------
                                                         SIX MONTHS
                                                       ENDED JUNE 30
                                                  ------------------------
                                                     1997         1996         1996         1995         1994         1993
                                                     -----        -----        -----        -----        -----        -----
Ratio of earnings
    to fixed charges............................         2.7          2.5          1.2          1.8          3.0          2.6



                                                       PERIOD FROM
                                                     JULY 6, 1992 TO
                                                    DECEMBER 31, 1992
                                                  ---------------------
Ratio of earnings
    to fixed charges............................              2.1

    For the purpose of computing the ratio of earnings to fixed charges, earnings consist of income before income taxes, extraordinary items, and cumulative effect of changes in accounting principle, plus fixed charges (excluding capitalized interest but including amortization of amounts previously capitalized), less equity in undistributed earnings of companies owned less than 50 percent. Fixed charges consist of interest (including capitalized interest) on all indebtedness, amortization of debt discount and expense, and that portion of rental expense which the Company believes to be representative of interest. A statement setting forth the computation of the unaudited ratio of earnings to fixed charges has been filed as an exhibit to the Registration Statement of which this Prospectus is a part.

                                USE OF PROCEEDS

    The UDS Capital Trusts will use all proceeds received from the sale of the Trust Preferred Securities to purchase Subordinated Debt Securities from UDS and/or Partnership Preferred Securities from the UDS Funding Partnerships. The UDS Funding Partnerships will use all proceeds received from the sale of the Partnership Preferred Securities to purchase debt securities of UDS, Affiliated Debentures and Eligible Debt Securities. UDS and the subsidiaries of UDS which are the issuers of the Affiliate Debentures intend to add the net proceeds from the sale of the Subordinated Debt Securities or Affiliate Debentures, as applicable, along with the proceeds from the sale of Senior Debt Securities and Common Stock to their general funds, to be used for general corporate purposes, including capital expenditures, repayment or repurchases of outstanding long-term indebtedness, investments in subsidiaries, working capital, repayment of short-term commercial paper notes and/or other business opportunities. Funds not required immediately for such purposes may be invested in marketable securities and short-term investments.

                     DESCRIPTION OF SENIOR DEBT SECURITIES

    The Senior Debt Securities will be unsecured obligations of the Company issued in one or more series under an indenture (the "Senior Indenture") entered into between the Company and The Bank of New York, as trustee (the "Trustee") effective March 15, 1995, which is incorporated by reference as an exhibit to the Registration Statement of which this Prospectus is a part. The following summaries of certain provisions of the Senior Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Senior Indenture. Wherever particular provisions of the Senior Indenture or terms defined therein are referred to herein or in the Prospectus Supplement, such provisions or terms are incorporated by reference as a part of the statements made, and the statements are qualified in their entirety by such reference. Section references are references to sections of the Senior Indenture. Capitalized terms not otherwise defined herein have the meanings given to them in the Senior Indenture.

GENERAL

    The Senior Debt Securities will rank equally with all other unsecured and unsubordinated debt of the Company. The Senior Indenture does not limit the amount of Debt which may be issued by the Company under the Senior Indenture or otherwise. The Senior Indenture does, however, limit the ability of the Company's Subsidiaries to Incur Debt and issue any Preferred Stock. The Senior Debt Securities may be issued in one or more series with the same or various maturities, at par or a premium or with original issue discount and may include medium-term notes.

    Reference is made to the Prospectus Supplement for the following terms of the Senior Debt Securities offered pursuant to this Prospectus and the Prospectus Supplement: (i) the designation of and any limit upon the aggregate principal amount of such Senior Debt Securities; (ii) the price or prices at which such Senior Debt Securities will be offered (expressed as a percentage of the principal amount thereof); (iii) the date or dates on which such Senior Debt Securities will mature; (iv) the currency or currencies of denomination of such Senior Debt Securities, which may be U.S. dollars or any foreign currency or units based on or related to currencies; (v) the designation of the currency or currencies, or units based on or related to currencies, in which payment of the principal of and any premium and any interest on such Senior Debt Securities will be made, and if any such amounts are to be payable, at the election of the Company or a Holder, in a currency or currencies or units other than that in which such Senior Debt Securities are stated to be payable, the period or periods within which, and the terms and conditions upon which, such election may be made; (vi) the rate or rates (which may be fixed or floating) per annum, if any, at which such Senior Debt Securities will bear interest or the method of determining such rate or rates; (vii) the date or dates from which any such interest shall accrue, the Interest Payment Dates on which any such interest shall be payable and the Regular Record Date for any interest payable on any Interest Payment Date; (viii) any index of currencies, securities or commodities used to determine the amounts of payments of principal, (and premium, if any) or interest, if any, on such Senior Debt Securities; (ix) any provision for the exchange or conversion of such Senior Debt Securities at the option of the Holders or the Company for or into securities or other property; (x) any optional or mandatory redemption or repayment terms or any sinking or purchase fund or other analogous obligation; (xi) the denominations in which such Senior Debt Securities shall be issuable if other than denominations of $1,000 and any integral multiple thereof; (xii) whether such Senior Debt Securities are to be issued in the form of Global Securities and, if so, the identity of the Depositary with respect to such Global Securities; (xiii) in the case of Discount Securities, the principal amount thereof payable upon acceleration of the maturity thereof; and (xiv) any other specific terms associated with such Senior Debt Securities.

    Unless otherwise set forth in the applicable Prospectus Supplement, the principal of and any premium and any interest on the Senior Debt Securities is payable to registered Holders of Senior Debt Securities at the principal office of the Trustee in New York, New York, or at any paying agency maintained at the time by the Company for such purpose. At the option of the Company, payment of interest to registered holders of Senior Debt Securities may be made by check mailed to the address of the person entitled thereto as it appears on the register for Senior Debt Securities.

    The Senior Debt Securities shall be issued in fully registered form unless the Prospectus Supplement provides otherwise. (Section 301) Subject to the limitations provided in the Senior Indenture, Senior Debt Securities may be presented for registration of transfer or exchange at such office of the Trustee or at such other location or locations as may be established pursuant to the Senior Indenture without any service charge, although the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Section 305)

GLOBAL SECURITIES

    The Senior Debt Securities may be issued in whole or in part in the form of one or more Global Securities that will be deposited with, or on behalf of, the Depositary identified in the Prospectus Supplement. Global Securities may be issued only in fully registered form and in either temporary or permanent form. Unless and until it is exchanged in whole or in part for the individual Senior Debt Securities represented thereby, a Global Security may not be transferred except as a whole by the Depositary for such Global Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by the Depositary or any nominee of such Depositary to a successor Depositary or any nominee of such successor.

    The specific terms of any depositary arrangement with respect to Senior Debt Securities issued in the form of one or more Global Securities will be described in the Prospectus Supplement. Unless otherwise specified in the Prospectus Supplement, the following provisions will apply to all depositary arrangements.

    Upon the issuance of a Global Security, the Depositary for such Global Security or its nominee will credit on its book-entry registration and transfer system the respective principal amounts of the individual Senior Debt Securities represented by such Global Security to the accounts of institutions that have accounts with such Depositary ("Participants"). Such accounts shall be designated by the underwriters, dealers, or agents with respect to such Senior Debt Securities or by the Company if such Senior Debt Securities are offered and sold directly by the Company. Owners of beneficial interests in a Global Security that are not Participants or persons that may hold through Participants but desire to sell or otherwise transfer ownership of such beneficial interests by book-entry on the records of the Depositary may do so only through Participants and persons that may hold through Participants. Because the Depositary can only act on behalf of Participants and persons that may hold through Participants, the ability of an owner of a beneficial interest in a Global Security to pledge such beneficial interests to persons or entities that do not participate in the book-entry and transfer system of the Depositary, or otherwise take actions in respect of such beneficial interests, may be limited. The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limitations on the ownership of beneficial interests in a Global Security and such laws may impair the ability to transfer beneficial interests in a Global Security.

    So long as the Depositary for a Global Security or its nominee is the registered owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Senior Debt Securities represented by such Global Security for all purposes under the Senior Indenture. Except as provided below, owners of beneficial interests in a Global Security will not be entitled to have any of the individual Senior Debt Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of any such Senior Debt Securities of such series in definitive form and will not be considered the owners or holders thereof under the Senior Indenture.

    Payments of principal of (and premium, if any) and interest, if any, on individual Senior Debt Securities represented by a Global Security registered in the name of a Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner of the Global Security representing such Senior Debt Securities. None of the Company, the Trustee, any paying agent or registrar for such Senior Debt Securities will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the Global Security for such Senior Debt Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

    The Company expects that the Depositary for a series of Senior Debt Securities or its nominee, upon receipt of any payment of principal, premium or interest in respect of a Global Security representing any of such Senior Debt Securities, immediately will credit Participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security as shown on the records of such Depositary or its nominee. The Company also expects that payments by Participants to owners of beneficial interests in such Global Security held through such Participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name". Such payments will be the responsibility of such Participants and not of the Company or the Depositary. Owners of beneficial interests in Global Securities may experience some delay in the receipt of interest and principal payments since the Depositary for such Global Securities will forward payments to its Participants, which in turn will forward them to persons that hold beneficial interests in such Global Securities through such Participants.

    If a Depositary for a series of Senior Debt Securities is at any time unwilling, unable or ineligible to continue as depositary and a successor depositary is not appointed by the Company within 90 days, the Company will issue individual Senior Debt Securities of such series in definitive form in exchange for the Global Security representing such series of Senior Debt Securities. In addition, the Company may at any time and in its sole discretion, subject to any limitations described in the Prospectus Supplement, determine not to have any Senior Debt Securities of such series represented by one or more Global Securities and, in such event, will issue individual Senior Debt Securities of such series in exchange for the Global Security or Securities representing such series of Senior Debt Securities. In either instance, the Company will issue Senior Debt Securities in definitive form, equal in aggregate principal amount to the Global Securities, in such names and in such principal amounts as the Depositary for such Global Securities shall request. Individual Senior Debt Securities of such series so issued will be issued in denominations, unless otherwise specified by the Company, of $1,000 and integral multiples thereof.

COVENANTS

    The covenants summarized below will be applicable (unless waived or amended) so long as any of the Senior Debt Securities are outstanding, unless stated otherwise in the Prospectus Supplement.

    LIMITATION ON SUBSIDIARY DEBT AND PREFERRED STOCK

    The Company will not permit any Subsidiary of the Company to Incur or suffer to exist any Debt or issue any Preferred Stock except: (i) Debt or Preferred Stock outstanding on the date of the original issuance of the Senior Debt Securities of a particular series; (ii) Debt under the Bank Credit Agreements and other Debt in an aggregate principal amount which, together, shall, at the time of such incurrence and after giving effect thereto, not exceed 80% of Consolidated Current Assets at the end of the preceding month; (iii) interest rate swap or similar agreements and foreign currency swap, exchange or similar agreements for the purpose of providing a hedge to protect against fluctuations in interest rates and currency exchange rates, respectively, and not for the purpose of speculation, PROVIDED that such agreements are entered into in, or are incidental to, the ordinary course of business or are entered into in connection with the incurrence of Debt permitted hereunder; (iv) Debt Incurred pursuant to industrial revenue or development bonds in an aggregate principal amount not to exceed $50 million at any one time outstanding; (v) Debt Incurred or Incurrable in respect of trade letters of credit, bankers' acceptances, performance or return-of-money bonds or other obligations of a like nature Incurred in the ordinary course of business; (vi) Debt or Preferred Stock issued to and held by the Company or a Wholly owned

Subsidiary of the Company, but only so long as held or owned by the Company or a Wholly owned Subsidiary of the Company; (vii) Debt Incurred or Preferred Stock issued by a Person prior to the time (A) such Person became a Subsidiary of the Company, (B) such Person merges into or consolidates with a Subsidiary of the Company or (C) another Subsidiary of the Company merges into or consolidates with such Person (in a transaction in which such Person becomes a Subsidiary of the Company), which Debt or Preferred Stock was not Incurred or issued in anticipation of such transaction; (viii) Debt Incurred for the purpose of financing all or any part of the purchase price or the cost of construction of or improvements (or additions to improvements) to the property of the Company or any of its Subsidiaries in an aggregate principal amount not to exceed the fair market value of such property, construction or improvements (or additions to improvements); (ix) Debt or Preferred Stock that is exchanged for, or the proceeds of which are used to refinance or refund, any Debt or Preferred Stock permitted to be outstanding pursuant to clauses (i) through (viii) (or any extension or renewal thereof) (A) in an aggregate principal amount (which, in the case of Debt or Preferred Stock that is a Discount Security, shall be the issue price thereof) not to exceed the principal amount of the Debt, in the case of Debt, or the liquidation preference of the Preferred Stock, in the case of Preferred Stock, so exchanged, refinanced or refunded (which, in the case of Debt or Preferred Stock that is a Discount Security, shall be the accreted value thereof, as determined by the Company for financial reporting purposes as of the date of such exchange, refinancing or refunding) and (B) PROVIDED that such Debt or Preferred Stock does not require the payment of all or a portion of the principal or liquidation value thereof (whether pursuant to purchase, redemption, defeasance, retirement, sinking fund payment, payment at Stated Maturity or otherwise, but excluding any payment or retirement required by virtue of acceleration of such Debt upon an event of default thereunder and any redemption or other retirement at the option of the holder of such Debt or Preferred Stock (including pursuant to an offer to purchase) which is conditioned upon the change of control of the Company or any Subsidiary) prior to the scheduled maturity or maturities of the Debt or Preferred Stock being refinanced or refunded; and (x) Debt not otherwise permitted to be Incurred pursuant to clauses (i) through (ix) above, which, together with any other outstanding Debt Incurred pursuant to this clause (x), has an aggregate principal amount not in excess of the greater of $25 million or 10% of Consolidated Stockholders' Equity. (Section 1006)

    LIMITATION ON LIENS

    The Company shall not Incur any Lien on property or assets of the Company to secure Debt without making effective provision for securing the Senior Debt Securities of each series having the benefit of this covenant (and, if required by its governing instruments, any other Debt of the Company that is not subordinate to the Senior Debt Securities of such series) equally and ratably with such Debt as to such property for so long as such Debt will be so secured or, in the event such Debt is Debt of the Company which is subordinate in right of payment to the Senior Debt Securities of such series, prior to such Debt as to such property for so long as such Debt will be so secured.

    With respect to any particular series of Senior Debt Securities, the foregoing restrictions will not apply to: (i) Liens existing at the date of original issuance of such series of Senior Debt Securities; (ii) Liens securing Debt Incurred under the Bank Credit Agreements or other Liens on inventories and accounts receivable existing from time to time; (iii) Liens securing the Senior Debt Securities of such series; (iv) Liens on property of a Person existing at the time such Person is merged into or consolidated with the Company and not securing Debt Incurred in anticipation of such transaction; (v) Liens on property existing at the time of acquisition thereof; (vi) Liens to secure Debt Incurred for the purpose of financing all or any part of the purchase price or the cost of construction or improvement (or additions to improvements) of the property subject to such Liens; (vii) Liens on property of the Company in favor of the United States of America or any state thereof, or any instrumentality of either, or Canada or any province thereof, or any instrumentality of either, to secure certain payments pursuant to any contract or statute; (viii) Liens granted to any bank or other institution on cash, marketable securities or other current assets to secure obligations under any interest rate swap or similar agreement or foreign currency swap, exchange or similar agreement for the purpose of providing a hedge to protect against fluctuations in interest rates and currency exchange rates, respectively, and not for the purpose of speculation, PROVIDED that such agreements are entered into in, or are incidental to, the ordinary course of business, between the Company and such institution; (ix) Liens granted to any bank or other institution on the payments to be made by such institution to the Company pursuant to any interest rate swap or similar agreement or foreign currency hedge, exchange or similar agreement designed to provide protection against fluctuations in interest rates and currency exchange rates, respectively, provided that such agreements are entered into in, or are incidental to, the ordinary course of business; (x) Liens to secure industrial revenue or development bonds, not to exceed $50 million at any one time outstanding; (xi) mechanics', workmen's, materialmen's or similar Liens arising in the ordinary course of business; (xii) Liens to secure any extension, renewal, refinancing or refunding (or successive extensions, renewals, refinancings or refundings), in whole or in part, of any Debt secured by Liens referred to in the foregoing clauses (i) to (xi) so long as such Lien does not extend to any other property and the Debt so secured is not increased; (xiii) Liens incurred in the ordinary course of business that are not material to the business or financial condition of the Company and its Subsidiaries taken as a whole and which do not secure Debt in an aggregate principal amount in excess of $25 million at any one time outstanding; and (xiv) any Liens securing Debt owed by the Company to one or more Wholly owned Subsidiaries of the Company (but only if such Debt is held by such Wholly owned Subsidiaries). (Section 1007)

    LIMITATION ON SALE AND LEASEBACK TRANSACTIONS

    The Company shall not enter into any Sale and Leaseback Transaction (except for a period not exceeding three years) unless: (1) the Company would be entitled to Incur a Lien to secure Debt by reason of the provisions described in clauses (i) through (xiv) of the second paragraph under the "Limitation on Liens" covenant in an amount equal to the Attributable Value of such Sale and Leaseback Transaction without equally and ratably securing all Outstanding Senior Debt Securities of each series having the benefit of this covenant or (2) the Company applies within one year an amount equal to the Net Available Proceeds of the sale pursuant to the Sale and Leaseback Transaction (A) to the repayment of Debt under the Bank Credit Agreements to the extent required, then (under each of the following clauses to the extent, if any, that Net Available Proceeds remain after the prior applications) (B) at the Company's option, to the acquisition of, or the construction of improvements (or additions to improvements) to, assets to be used in lines of business of the Company and its Subsidiaries as of the date of the Senior Indenture or in activities incidental thereto, then (C) to the redemption of the Senior Debt Securities of each series having the benefit of this covenant (if then permitted) on a pro rata basis or, if the Senior Debt Securities of any such series are not then redeemable, the Company shall apply any remaining Net Available Proceeds to defease the Senior Debt Securities of any such series, if then permitted under the defeasance provisions of the Senior Indenture; PROVIDED, HOWEVER, that nothing contained in this covenant of the Senior Indenture shall obligate the Company to redeem or defease the Senior Debt Securities of any series that are redeemable only upon the payment of a premium above the principal amount or, if the Senior Debt Securities of such Series are Discount Securities, at a premium above the portion of such principal amount that would at the time be payable upon acceleration following an Event of Default, then (D) to the repayment of Company Debt that is PARI PASSU with the Senior Debt Securities of any such series or Subsidiary Debt, in each case to the extent that such Debt can be repaid without premium or penalty, and then (E) to the repayment of other Company or Subsidiary Debt. (Section 1008)

    MERGERS, CONSOLIDATIONS AND CERTAIN SALES OF ASSETS

    The Company may not (i) (A) consolidate with or merge into any other Person,
(B) permit any other Person to consolidate with or merge into the Company or (C) permit any other Person to consolidate with or merge into any Significant Subsidiary of the Company (except in a transaction in which such Significant Subsidiary ceases to be a Subsidiary of the Company); or (ii) directly or indirectly, transfer, convey, sell, lease or otherwise dispose of all or substantially all of its properties and assets as an entirety, unless:

(a) immediately after giving effect to such transaction and treating any Debt Incurred by the Company or a Subsidiary as a result of such transaction as having been Incurred by the Company or such Subsidiary at the time of the transaction, no Event of Default with respect to any series of Senior Debt Securities or event that with the passing of time or the giving of notice, or both, shall constitute an Event of Default with respect to any series of Senior Debt Securities shall have occurred and be continuing; (b) in a transaction in which the Company does not survive or in which the Company transfers, conveys, sells, leases or otherwise disposes of all or substantially all its properties and assets as an entirety, the successor entity to the Company or such assets is a corporation, partnership or trust which is organized and validly existing under the laws of the United States of America, any State thereof or the District of Columbia and will expressly assume, by a supplemental Senior Indenture executed and delivered to the Trustee in form satisfactory to the Trustee, all of the Company's obligations under the Senior Indenture relating to the Senior Debt Securities of each series having the benefit of this covenant;
(c) if, as a result of any such transaction, property or assets of the Company would become subject to a Lien which would require the Company to equally and ratably secure the Senior Debt Securities of each series having the benefit of this covenant pursuant to the "Limitation on Liens" covenant, the Company or the successor entity to the Company will have secured the Senior Debt Securities of each such series as required by such covenant; and (d) the Company has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel as specified in the Senior Indenture. (Section 801)

    EVENTS OF DEFAULT; WAIVER AND NOTICE THEREOF; SENIOR DEBT SECURITIES IN
     FOREIGN CURRENCIES

    As to any series of Senior Debt Securities, an Event of Default is defined in the Senior Indenture as being any one of the following events and such other events as may be established for the Senior Debt Securities of such series: (a) failure to pay any interest on the Senior Debt Securities of such series when due, continued for 30 days; (b) failure to pay principal of (or premium, if any, on) the Senior Debt Securities of such series when due; (C) failure to pay any sinking fund, purchase or other analogous obligation, if any, when due, pertaining to such series of Senior Debt Securities; (d) failure to perform or comply with the provisions described under "Mergers, Consolidations and Certain Sales of Assets", continued for 30 days; (e) failure to perform any other covenant or warranty of the Company in the Senior Debt Securities of such series or in the Senior Indenture for the benefit of such series, continued for 60 days after written notice as provided in the Senior Indenture; (f) failure to pay when due at final maturity (after the expiration of any applicable grace period), or upon the acceleration of, any Debt of the Company or any of its Subsidiaries in an aggregate principal amount in excess of $50 million, if such indebtedness is not discharged, or such acceleration is not annulled, within 60 days after written notice as provided in the Senior Indenture; (g) the rendering of a final judgment or judgments (not subject to appeal) against the Company or any of its Subsidiaries in an aggregate amount in excess of $25 million (to the extent not covered by insurance) which remains unstayed, undischarged or unbonded for a period of 30 days thereafter; or (h) certain events of bankruptcy, insolvency or reorganization affecting the Company or any Significant Subsidiary of the Company. Any additional Events of Default applicable to a particular series of Senior Debt Securities are described in the Prospectus Supplement relating to such series. (Sections 301 and 501)

    The Senior Indenture provides that (i) if an Event of Default described in clause (a), (b), (c), (d), (e), (f) or (g) above (in the case of clause (e), if the Event of Default is with respect to less than all series of Senior Debt Securities then Outstanding) shall have occurred and be continuing with respect to Senior Debt Securities of any series, then either the Trustee or the Holders of not less than 25% in aggregate principal amount of the Senior Debt Securities of each series then Outstanding (each such series acting as a separate class) may declare the principal (or, in the case of Discount Securities, the portion thereof specified in the terms thereof) of all Outstanding Senior Debt Securities of such series and the interest accrued thereon, if any, to be due and payable immediately; (ii) if an Event of Default described in clause (e) above with respect to all series of Senior Debt Securities then Outstanding shall have occurred and be continuing, then either the Trustee or the Holders of not less than 25% in aggregate principal amount of the Senior Debt Securities of each series then Outstanding (treated as one class) may declare the principal (or, in the case of Discount Securities, the portion thereof specified in the terms thereof) of all Senior Debt Securities of such series then Outstanding and the interest accrued thereon, if any, to be due and payable immediately; and (iii) if an Event of Default described in clause
(h) above shall have occurred and be continuing, the principal (or, in the case of Discount Securities, the portion thereof specified in the terms thereof) of all Senior Debt Securities then Outstanding and the interest accrued thereon, if any, shall become immediately due and payable; PROVIDED, HOWEVER, that upon certain conditions such declarations or accelerations, as the case may be, may be annulled and past defaults (except for defaults in the payment of principal of, any premium on, or any interest on the Senior Debt Securities of such series, or in the payment of any sinking fund, purchase or other analogous obligation, applicable to the Senior Debt Securities of such series, and in compliance with certain covenants) may be waived by the Holders of a majority in aggregate principal amount of the Senior Debt Securities of any series having the benefit of this covenant then Outstanding. (Sections 502 and 513)

    Under the Senior Indenture, the Trustee must give to the Holders of each series of Senior Debt Securities notice of all uncured defaults known to it with respect to such series within 90 days after such a default occurs, unless such default shall have been cured or waived; PROVIDED that in the case of a default described in clause (e) above, no such notice shall be given until at least 90 days after such default occurs; and PROVIDED FURTHER that, except in the case of default in the payment of principal of and any premium or any interest on any of the Senior Debt Securities, or default in the payment of any sinking or purchase fund installment or analogous obligations, the Trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interests of the Holders of the Senior Debt Securities of such series. For the purpose of this paragraph, the term "default" includes the events specified above without notice or grace periods. (Section 602)

    No Holder of any Senior Debt Securities of any series may institute any action under the Senior Indenture unless (a) such Holder shall have given the Trustee written notice of a continuing Event of Default with respect to such series; (b) the Holders of not less than 25% in aggregate principal amount of the Senior Debt Securities of such series then Outstanding shall have requested the Trustee to institute proceedings in respect of such Event of Default; (c) such Holder or Holders shall have offered the Trustee such reasonable indemnity as the Trustee may require; (d) the Trustee shall have failed to institute an action for 60 days thereafter; and (e) no inconsistent direction shall have been given to the Trustee during such 60-day period by the Holders of a majority in aggregate principal amount of Senior Debt Securities of such series. (Section
507) However, such limitations do not apply to a suit instituted by the Holder of Senior Debt Securities of any series entitled to the benefit of this covenant for enforcement of payment of the principal of (and premium, if any) or interest on Senior Debt Securities of such series on or after the respective Stated Maturities expressed in the Senior Debt Securities of such series (or in the case of redemption or repayment, on the Redemption Date or Repayment Date, as the case may be). (Section 508)

    The Holders of a majority in aggregate principal amount of the Senior Debt Securities of any series affected and then Outstanding will have the right, subject to certain limitations, to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to such series of Senior Debt Securities. (Section 512) The Senior Indenture provides that, in case an Event of Default shall occur and be continuing, the Trustee, in exercising its rights and powers under the Senior Indenture, will be required to use the degree of care of a prudent person in the conduct of his or her own affairs. The Senior Indenture further provides that the Trustee shall not be required to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties under the Senior Indenture if it has reasonable grounds for believing that repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to it. (Section 601)

    The Company must furnish to the Trustee within 120 days after the end of each fiscal year an Officers' Certificate to the effect that a review of the activities of the Company during such year and of its performance under the Senior Indenture and the terms of the Senior Debt Securities has been made, and, to the best of the knowledge of the signatories based on such review, the Company is not in default in the performance and observance of the terms of the Senior Indenture or, if the Company is in default, specifying such default. (Section 1004)

    If any Senior Debt Securities are not denominated in United States Dollars, then for the purposes of determining whether the Holders of the requisite principal amount of Senior Debt Securities have taken any action as described in the Senior Indenture, the principal amount of such Senior Debt Securities shall be deemed to be that amount of United States Dollars that could be obtained for such principal amount on the basis of the spot rate of exchange into United States Dollars for the currency or units based on or related to currencies in which such Senior Debt Securities are denominated (as evidenced to the Trustee by an Officers' Certificate) as of the date the taking of such action by the Holders of such requisite principal amount is evidenced to the Trustee as provided in the Senior Indenture. (Section 104)

    If any Senior Debt Securities are Discount Securities, then for the purposes of determining whether the Holders of the requisite principal amount of Senior Debt Securities have taken any action herein described, the principal amount of such Senior Debt Securities shall be deemed to be the portion of such principal amount that would be due and payable at the time of the taking of such action upon acceleration of the maturity thereof. (Section 101)

    DEFEASANCE

    The Company may discharge any and all obligations in respect of the Outstanding Senior Debt Securities of any series (except for certain obligations to issue temporary Senior Debt Securities of each series and exchange them for definitive Senior Debt Securities of such series, register the transfer or exchange of Senior Debt Securities of each series, replace mutilated, destroyed, lost and stolen Senior Debt Securities of each series, and maintain paying agencies) if all Senior Debt Securities of such series mature within one year or are to be called for redemption within one year and if (i) the Company irrevocably deposits with the Trustee, in trust, (a) money in the currency in which the Senior Debt Securities of a particular series are denominated in an amount, or (b) the equivalent in securities of the government which issued the currency in which the Senior Debt Securities of such series are denominated or government agencies backed by the full faith and credit of such government, or
(C) a combination of (a) and (b), sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of and premium, if any, and each installment of interest, if any, on the Outstanding Senior Debt Securities of such series to maturity or redemption, as the case may be, and (ii) certain other conditions are satisfied. (Section 401)

    The Company may (A) be discharged from any and all obligations in respect of the Outstanding Senior Debt Securities of any series (except for certain obligations to issue temporary Senior Debt Securities of each series and exchange them for definitive Senior Debt Securities of such series, register the transfer or exchange of Senior Debt Securities of each series, replace mutilated, destroyed, lost and stolen Senior Debt Securities of each series and maintain paying agencies) or (B) omit to comply with certain restrictive covenants applicable to Senior Debt Securities of any series that are described in the Senior Indenture (including those described under "Limitation on Subsidiary Debt", "Limitations on Liens", and "Limitation on Sale and Leaseback Transactions" and any additional covenants provided for the benefit of a particular series of Senior Debt Securities) and the events described in clauses
(c) through (g) under "Events of Default" and any other Events of Default for which this provision is specified to be applicable shall not constitute Events of Default with respect to the Senior Debt Securities of such series, in either case (A) or (B) upon irrevocable deposit with the Trustee, in trust, of (i) money in the currency in which the Senior Debt Securities of a particular series are denominated in an amount, or (ii) the equivalent in securities of the government which issued the currency in which the Senior Debt Securities of such series are denominated or government agencies backed by the full faith and credit of such government, or (iii) a combination of (i) and (ii), which through the payment of interest thereon and principal thereof in accordance with their terms will provide, not later than one day before the due date of any payment, money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay the principal of and premium, if any, and each installment of interest, if any, on the applicable Outstanding Senior Debt Securities of such series. The obligations with respect to the Senior Debt Securities of such series under the Senior Indenture, other than with respect to the covenants described in clause (B) and the Events of Default with respect to the Senior Debt Securities of such series under the Senior Indenture, other than the Events of Default described in clause (B), shall remain in full force and effect. Such trust may only be established if, among other things, (i) the Company has delivered to the Trustee (a) a ruling from the Internal Revenue Service directed to the Trustee or an Opinion of Counsel accompanied by a ruling from the Internal Revenue Service to the effect that the deposit and related defeasance would not cause the Holders of the Senior Debt Securities of such series to recognize gain or loss for United States Federal income tax purposes, unless there has been a change in applicable United States federal income tax law, which, in the opinion of such counsel, makes such ruling unnecessary, which change in federal income tax law shall be based upon a ruling of the Internal Revenue Service or a change in applicable United States Federal income tax laws occurring after March 15, 1995; and (b) an Officers' Certificate to the effect that the Senior Debt Securities of such series, if then listed on any securities exchange, will not be delisted as a result of such deposit; (ii) no Event of Default with respect to the Senior Debt Securities of such series or event that with the passing of time or the giving of notice, or both, shall constitute an Event of Default with respect to the Senior Debt Securities of such series shall have occurred or be continuing (a) on the date of such deposit, or (b) insofar as certain events of bankruptcy, insolvency, or reorganization are concerned, at any time during the period ending on the 123rd day after the date of such deposit; (iii) such defeasance or covenant defeasance will not result in the trust arising from such deposit being in violation of the Investment Company Act of 1940, as amended; and (iv) certain other conditions are satisfied. (Sections 402 and 403)

    MODIFICATION AND WAIVER

    With certain exceptions, the Senior Indenture or the rights of the Holders of the Senior Debt Securities may be modified by the Company and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the Senior Debt Securities of each series affected by such modification then Outstanding, but no such modification may be made without the consent of the Holder of each Outstanding Senior Debt Security affected thereby which would (a) change the Maturity of the principal of, or the Stated Maturity of any premium on or any installment of interest on any Senior Debt Security, or reduce the principal amount thereof or the interest or any premium thereon, or change the method of computing the amount of principal thereof or interest thereon on any date or change any place of payment where, or the currency (or units based on or related to currencies) in which, any Senior Debt Security or any premium or interest thereon is payable, or change the currency (or units based on or related to currencies) in which any Senior Debt Security is denominated, or impair the right to institute suit for the enforcement of any such payment on or after the Maturity or Stated Maturity, as the case may be, thereof (or, in the case of redemption or repayment, on or after the Redemption Date or the Repayment Date, as the case may be); (b) reduce the percentage in principal amount of the Outstanding Senior Debt Securities of any series, the consent of whose Holders is required for any such modification, or the consent of whose Holders is required for any waiver of compliance with certain provisions of the Senior Indenture or certain defaults thereunder and their consequences provided for in the Senior Indenture; or (C) modify any of the provisions of certain sections of the Senior Indenture, including the provisions summarized in this paragraph, except to increase any such percentage or to provide that certain other provisions of the Senior Indenture cannot be modified or waived without the consent of the Holder of each Outstanding Senior Debt Security affected thereby. (Section 902)

    The Holders of a majority in aggregate principal amount of the Outstanding Senior Debt Securities of any series under the Senior Indenture may waive compliance by the Company with certain restrictive provisions of the Senior Indenture. The Holders of a majority in aggregate principal amount of the Outstanding Senior Debt Securities of any series under the Senior Indenture may waive any past default under such Senior Indenture, except a default in the payment of principal of, any premium on, or any interest on the Senior Debt Securities of such series, or in the payment of any sinking fund, purchase or other analogous obligation applicable to the Senior Debt Securities of such series. (Sections 513 and 1010)

CERTAIN DEFINITIONS

    Certain terms defined in Section 101 of the Senior Indenture are summarized below.

    "Asset Disposition" by any Person means any transfer, conveyance, sale, lease or other disposition, directly or indirectly, by such Person or any of its Subsidiaries of assets or rights of such Person or any of its Subsidiaries outside of the ordinary course of business.

    "Attributable Value" means, as to any particular lease under which any Person is at the time liable other than a Capital Lease Obligation, and at any date as of which the amount thereof is to be determined, the total net amount of rent required to be paid by such Person under such lease during the initial term thereof as determined in accordance with GAAP, discounted from the last date of such initial term to the date of determination at a rate per annum equal to the discount rate which would be applicable to a Capital Lease Obligation with like term in accordance with GAAP. The net amount of rent required to be paid under any such lease for any such period shall be the aggregate amount of rent payable by the lessee with respect to such period after excluding amounts required to be paid on account of insurance, taxes, assessments, utility, operating and labor costs and similar charges. In the case of any lease which is terminable by the lessee upon the payment of a penalty, such net amount shall also include the amount of such penalty, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated. "Attributable Value" means, as to a Capital Lease Obligation under which any Person is at the time liable and at any date as of which the amount thereof is to be determined, the capitalized amount thereof that would appear on the face of a balance sheet of such Person in accordance with GAAP.

    "Bank Credit Agreements" means the Credit Agreement dated as of December 19, 1996 among UDS, the banks named therein and Morgan Guaranty Trust Company of New York, as agent, and the Credit Agreement dated as of December 19, 1996 among Canadian Ultramar Company, the Company, the banks named therein and Canadian Imperial Bank of Commerce, as agent, as such agreements may have been amended from time to time.

    "Capital Lease Obligation" of any Person means the obligation to pay rent or other payment amounts under a lease of (or other Debt arrangements conveying the right to use) real or personal property of such Person which is required to be classified and accounted for as a capital lease or a liability on the face of a balance sheet of such Person in accordance with GAAP. The stated maturity of such obligation shall be the date of the last payment of rent or on any other amount due under such lease or other Debt arrangements prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

    "Consolidated Current Assets" of any Person means all assets of such Person which would, in accordance with GAAP, be classified as current assets of a company conducting a business the same as or similar to that of such Person, after deducting reserves against current assets in each case in which a reserve is proper in accordance with GAAP.

    "Consolidated Stockholders' Equity" of any Person means the consolidated stockholders' equity of such Person and its consolidated subsidiaries, as determined on a consolidated basis in accordance with GAAP, excluding amounts attributable to Redeemable Stock of such Person.

    "Debt" means (without duplication), with respect to any Person, whether recourse is to all or a portion of the assets of such Person, and whether or not contingent, (i) every obligation of such Person for money borrowed, (ii) every obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with acquisition of property, assets or businesses (even though the rights and remedies of the seller in the event of a default are limited to repossession or sale of the property, assets or business), (iii) every reimbursement obligation of such Person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of such Person, (iv) every obligation of such Person issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business), (v) every Capital Lease Obligation of such Person,
(vi) the maximum fixed redemption or repurchase price of Redeemable Stock of such Person at the time of determination, (vii) every payment obligation of such Person under interest rate swap or similar agreements or foreign currency hedge, exchange or similar agreements at the time of determination, (viii) every obligation to pay rent or other similar amounts of such Person with respect to any Sale and Leaseback Transaction to which such Person is a party and (ix) every obligation of the type referred to in clauses (i) through (viii) of another Person and all dividends of another Person the payment of which, in either case, such Person has guaranteed or is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise and such obligations secured by (or for which the holder of such obligation has an existing right, contingent or otherwise, to be secured by) any Lien or property (including, without limitation, accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such obligation.

    "Discount Security" means (i) any security (including any Senior Debt Security) which provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of the Maturity thereof; and (ii) any other security (including any Senior Debt Security) deemed a Discount Security for United States Federal income tax purposes.

    "GAAP" means generally accepted accounting principles in the United States, consistently applied, that are in effect from time to time.

    "Holder" means a Person in whose name a Senior Debt Security is registered in the Security Register.

    "Incur" means, with respect to any Debt or other obligation of any Person, to create, issue, incur (by conversion, exchange or otherwise), assume, guarantee or otherwise become liable in respect of such Debt or other obligation or the recording, as required pursuant to GAAP or otherwise, of any such Debt or other obligation on the balance sheet of such Person (and "Incurrence", "Incurred", "Incurrable" and "Incurring" shall have meanings correlative to the foregoing); PROVIDED, HOWEVER, that a change in GAAP that results in an obligation of such Person that exists at such time becoming Debt shall not be deemed an Incurrence of such Debt.

    "Interest Payment Date", when used with respect to any series of Senior Debt Securities, means the Stated Maturity of any installment of interest on those Senior Debt Securities.

    "Lien" means, with respect to any property or assets, any mortgage or deed of trust, pledge, hypothecation, assignment, deposit agreement, security interest, lien, charge, easement (other than any title defect or easement not materially impairing usefulness or marketability), encumbrance, preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such property or assets (including, without limitation, any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).

    "Net Available Proceeds" from any Asset Disposition by any Person means cash or readily marketable cash equivalents received (including by way of sale or discounting of a note, installment receivable or other receivable, but excluding any other consideration received in the form of assumption by the acquiror of Debt or other obligations relating to such properties or assets or received in any other noncash form) therefrom by such Person, net of (i) all legal, title and recording tax expenses, commissions and other fees and expenses incurred and all federal, state, provincial, foreign and local taxes required to be accrued as a liability as a consequence of such Asset Disposition, (ii) all payments made by such Person or its Subsidiaries on any Debt which is secured by such assets in accordance with the terms of any Lien upon or with respect to such assets or which must by the terms of such Lien or in order to obtain a necessary consent to such Asset Disposition or by applicable law be repaid out of the proceeds from such Asset Disposition, and
(iii) all distributions and other payments made to minority interest holders in Subsidiaries of such Person or joint ventures as a result of such Asset Disposition.

    "Officers' Certificate" means a certificate signed by the Chairman of the Board, the President or a Vice President, and the Chief Financial Officer, Treasurer, an Assistant Treasurer, the Secretary or an Assistant Secretary of the Company, and delivered to the Trustee.

    "Opinion of Counsel" means a written opinion of counsel, who may be an employee of or counsel for the Company, and who shall be reasonably acceptable to the Trustee.

    "PARI PASSU", when used with respect to the ranking of any Debt of any Person in relation to other Debt of such Person, means that each such Debt (a) either (i) is not subordinated in right of payment to any other Debt of such Person or (ii) is subordinate in right of payment to the same Debt of such Person as is the other and is so subordinate to the same extent and (b) is not subordinate in right of payment to the other or to any Debt of such Person as to which the other is not so subordinate.

    "Person" means any individual, corporation, partnership, joint venture, trust, unincorporated organization or government or any agency or political subdivision thereof.

    "Preferred Stock", as applied to the Capital Stock of any Person, means Capital Stock of such Person of any class or classes (however designated) that ranks prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to shares of Capital Stock of any other class of such Person.

    "Redeemable Stock" of any Person means any equity security of such Person that by its terms or otherwise is required to be redeemed prior to the Stated Maturity of the Senior Debt Securities of such series or is redeemable at the option of the holder thereof at any time prior to the Stated Maturity of the Senior Debt Securities of such series.

    "Redemption Date", when used with respect to any Senior Debt Security to be redeemed, means the date fixed for such redemption by or pursuant to the Senior Indenture.

    "Regular Record Date" for the interest payable on any Senior Debt Security on any Interest Payment Date means the date specified in such Senior Debt Security as the Regular Record Date.

    "Repayment Date", when used with respect to any Senior Debt Security to be repaid, means the date fixed for such repayment pursuant to such Senior Debt Security.

    "Sale and Leaseback Transaction" of any Person means an arrangement with any lender or investor or to which such lender or investor is a party providing for the leasing by such Person of any property or asset of such Person which has been or is being sold or transferred by such Person more than one year after the acquisition thereof or the completion of construction or commencement of operation thereof to such lender or investor or to any person to whom funds have been or are to be advanced by such lender or investor on the security of such property or asset. The stated maturity of such arrangement shall be the date of the last payment of rent or any other similar amount due under such arrangement prior to the first date on which such arrangement may be terminated by the lessee without payment of a penalty.

    "Significant Subsidiary" of any Person means a Subsidiary of such Person that is a "significant subsidiary" as defined in Regulation S-X, as promulgated by the Commission.

    "Stated Maturity", when used with respect to any Senior Debt Security or any installment of principal thereof or interest thereon, means the date specified in such Senior Debt Security as the fixed date on which the principal of such Senior Debt Security or such installment of principal or interest is due and payable.

    "Subsidiary" of any Person means (i) a corporation more than 50% of the outstanding voting stock of which is owned, directly or indirectly, by such Person or by one or more other Subsidiaries of such Person, or by such Person and one or more other Subsidiaries thereof or (ii) any other Person (other than a corporation) in which such Person, or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, has at least a majority ownership and power to direct the policies, management and affairs thereof.

    "Wholly owned Subsidiary" of any Person means a Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned by such Person or by one or more Wholly owned Subsidiaries of such Person or by such Person and one or more Wholly owned Subsidiaries of such Person.

CONCERNING THE TRUSTEE

    The Bank of New York is the Trustee under the Senior Indenture.

GOVERNING LAW

    The Senior Debt Securities of each series and the Senior Indenture shall be governed by and construed in accordance with the laws of the State of New York.

                DESCRIPTION OF THE SUBORDINATED DEBT SECURITIES

    Subordinated Debt Securities may be issued from time to time in one or more series under an indenture (the "Subordinated Indenture"), to be entered into between the Company and The Bank of New York, as Trustee (the "Debt Trustee") the form of which is filed as an exhibit to the Registration Statement of which this prospectus is a part. The terms of the Subordinated Debt Securities will include those stated in the Subordinated Indenture and those made part of the Subordinated Indenture by reference to the Trust Indenture Act. The following summary does not purport to be complete and is subject in all respects to the provisions of, and is qualified in its entirety by reference to, the Subordinated Indenture and the Trust Indenture Act. Whenever particular provisions or defined terms in the Subordinated Indenture are referred to herein, such provisions or defined terms are incorporated by reference herein. Section and Article references used herein are references to provisions of the Subordinated Indenture unless otherwise noted.

GENERAL

    The Subordinated Debt Securities will be unsecured, subordinated obligations of the Company. The Subordinated Indenture does not limit the aggregate principal amount of Subordinated Debt Securities which may be issued thereunder and provides that the Subordinated Debt Securities may be issued from time to time in one or more series. The Subordinated Debt Securities are issuable in one or more series pursuant to an Subordinated Indenture supplemental to the Subordinated Indenture or a resolution of the Company's Board of Directors or a special committee appointed thereby (each, a "Supplemental Subordinated Indenture").

    In the event Subordinated Debt Securities are issued to a UDS Capital Trust or a trustee of such trust in connection with the issuance of Trust Securities by such UDS Capital Trust, such Subordinated Debt Securities subsequently may be distributed pro rata to the holders of such Trust Securities in connection with the dissolution of such UDS Capital Trust upon the occurrence of certain events described in the Prospectus Supplement relating to such Trust Securities. Only one series of Subordinated Debt Securities will be issued to a UDS Capital Trust or a trustee of such trust in connection with the issuance of Trust Securities by such UDS Capital Trust.

    Reference is made to the Prospectus Supplement relating to the particular Subordinated Debt Securities being offered thereby for the following terms: (1) the designation of such Subordinated Debt Securities; (2) the aggregate principal amount of such Subordinated Debt Securities; (3) the percentage of their principal amount at which such Subordinated Debt Securities will be issued, (4) the date or dates on which such Subordinated Debt Securities will mature and the right, if any, to extend such date or dates; (5) the rate or rates, if any, per annum, at which such Subordinated Debt Securities will bear interest, or the method of determination of such rate or rates; (6) the date or dates from which such interest shall accrue, the interest payment dates on which such interest will be payable or the manner of determination of such interest payment dates and the record dates for the determination of holders to whom interest is payable on any such interest payment dates; (7) the right, if any, to extend the interest payment periods and the duration of such extension; (8) provisions for a sinking purchase or other analogous fund, if any; (9) the period or periods, if any, within which, the price or prices of which, and the terms and conditions upon which such Subordinated Debt Securities may be redeemed, in whole or in part, at the option of the Company or the holder; (10) the form of such Subordinated Debt Securities; and (11) any other specific terms of the Subordinated Debt Securities. Principal, premium, if any, and interest, if any, will be payable, and the Subordinated Debt Securities offered hereby will be transferable, at the corporate trust office of the Debt Trustee in New York, New York, provided that payment of interest, if any, may be made at the option of the Company by check mailed to the address of the person entitled thereto as it appears in the Security Register.

    If a Prospectus Supplement specifies that a series of Subordinated Debt Securities is denominated in a currency or currency unit other than United States dollars, such Prospectus Supplement shall also specify the denomination in which such Subordinated Debt Securities will be issued and the coin or currency in which the principal, premium, if any, and interest, if any, on such Subordinated Debt Securities will be payable, which may be United States dollars based upon the exchange rate for such other currency or currency unit existing on or about the time a payment is due.

    The Subordinated Indenture contains no covenants or other provisions to afford protection to holders of the Subordinated Debt Securities in the event of a highly leveraged transaction or a change in control of the Company, except to the limited extent described under "Limitation on Mergers and Sales of Assets" below.

FORM, EXCHANGE, REGISTRATION, TRANSFER AND PAYMENT

    Unless otherwise specified in the applicable Prospectus Supplement, the Subordinated Debt Securities will be issued in fully registered form without coupons and in denominations of $1,000 and multiples of $1,000. No service charge will be made for any transfer or exchange of the Subordinated Debt Securities, but the Company or the Debt Trustee may require payment of a sum sufficient to cover any tax or other government charge payable in connection therewith. Where Subordinated Debt Securities of any series are issued in bearer form, the special restrictions and considerations, including special offering restrictions and special United States federal income tax considerations, applicable to any such Subordinated Debt Securities and to payment on and transfer and exchange of such Subordinated Debt Securities will be described in the applicable Prospectus Supplement. Bearer Subordinated Debt Securities will be transferrable by delivery.

    Unless otherwise provided in the applicable Prospectus Supplement, principal and premium, if any, or interest, if any, will be payable and the Subordinated Debt Securities may be surrendered for payment or transferred at the offices of the Debt Trustee as paying and authenticating agent, provided that payment of interest on registered securities may be made at the option of the Company by check mailed to the address of the person entitled thereto as it appears in the Security Register. Payment of Subordinated Debt Securities in bearer form will be made at such paying agencies outside of the United States as the Company may appoint.

BOOK-ENTRY SUBORDINATED DEBT SECURITIES

    The Subordinated Debt Securities of a series may be issued in whole or in part in the form of one or more Global Securities that will be deposited with, or on behalf of, a depositary (the "Global Depositary"), or its nominee, identified in the Prospectus Supplement relating to such series. In such a case, one or more Global Securities will be issued in a denomination or aggregate denomination equal to the portion of the aggregate principal amount of Outstanding Subordinated Debt Securities of the series to be represented by such Global Security or Securities. Unless and until it is exchanged in whole or in part for Subordinated Debt Securities in definitive registered form, a Global Security may not be registered for transfer or exchange except as a whole by the Global Depositary for such Global Security to a nominee for such Global Depositary and except in the circumstances described in the applicable Prospectus Supplement.

    The specific terms of the depositary arrangement with respect to any portion of a series of Subordinated Debt Securities to be represented by a Global Security and a description of the Global Depositary will be provided in the applicable Prospectus Supplement.

SUBORDINATION

    The Subordinated Debt Securities will be subordinated and junior in right of payment to certain other indebtedness of the Company to the extent set forth in the applicable Prospectus Supplement.

CERTAIN COVENANTS OF THE COMPANY

    If Subordinated Debt Securities are issued to a UDS Capital Trust or a trustee of such trust in connection with the issuance of Trust Securities by such UDS Capital Trust and (i) there shall have occurred any event that would constitute an Event of Default (as defined herein) or (ii) the Company shall be in default with respect to its payment of any obligations under the related Trust Guarantee or Common Securities Guarantee, then (a) the Company shall not declare or pay any dividend on, make any distributions with respect to, or redeem, purchase or make a liquidation payment with respect to, any of its capital stock (other than (i) purchases or acquisitions of shares of UDS Common Stock in connection with the satisfaction by UDS of its obligations under any employee benefit plans or the satisfaction by UDS of its obligations pursuant to any contract or security requiring UDS to purchase shares of UDS Common Stock, or (ii) the purchase of fractional interests in shares of UDS capital stock as a result of a reclassification of UDS capital stock or the exchange or conversion of one class or series of UDS capital stock for another class or series of UDS capital stock) or make any guarantee payments with respect to the foregoing, and
(b) the Company shall not make any payment of interest, principal or premium, if any, on or repay, repurchase or redeem any debt securities (including guarantees) issued by the Company which rank PARI PASSU with or junior to such Subordinated Debt Securities.

    If Subordinated Debt Securities are issued to a UDS Capital Trust or a trustee of such trust in connection with the issuance of Trust Securities by such UDS Capital Trust and the Company shall have given notice of its election to defer payments of interest on such Subordinated Debt Securities by extending the interest payment period as provided in the Subordinated Indenture and such period, or any extension thereof, shall be continuing, then (a) the Company shall not declare or pay any dividend on, make any distributions with respect to, or redeem, purchase or make a liquidation payment with respect to, any of its capital stock, and (b) the Company shall not make any payment of interest, principal or premium, if any, on or repay, repurchase or redeem any debt securities (including guarantees) issued by the Company which rank PARI PASSU with or junior to such Subordinated Debt Securities.

    In the event Subordinated Debt Securities are issued to a UDS Capital Trust or a trustee of such trust in connection with the issuance of Trust Securities of such UDS Capital Trust, for so long as such Trust Securities remain outstanding, the Company will covenant (i) to directly or indirectly maintain 100% ownership of the Common Securities of such UDS Capital Trust; provided, however, that any permitted successor of the Company under the Subordinated Indenture may succeed to the Company's ownership of such Common Securities, (ii) to use its reasonable efforts to cause such UDS Capital Trust (a) to remain a statutory business trust, except in connection with the distribution of Subordinated Debt Securities to the holders of Trust Securities in liquidation of such UDS Capital Trust, the redemption of all of the Trust Securities of such UDS Capital Trust, or certain mergers, consolidations or amalgamations, each as permitted by the Declaration of such UDS Capital Trust, and (b) to otherwise continue not to be classified as an association taxable as a corporation or partnership for United States federal income tax purposes and (iii) to use its reasonable efforts to cause each holder of Trust Securities to be treated as owning an undivided beneficial interest in the Subordinated Debt Securities.

LIMITATION ON MERGERS AND SALES OF ASSETS

    The Company shall not consolidate with, or merge into, any corporation or convey or transfer its properties and assets substantially as an entirety to any Person unless the successor entity shall be a corporation organized under the laws of the United States or any State or the District of Columbia and shall expressly assume the obligations of the Company under the Subordinated Indenture.

EVENTS OF DEFAULT, WAIVER AND NOTICE

    The Subordinated Indenture provides than any one or more of the following described events which has occurred and is continuing constitutes an "Event of Default" with respect to each series of Subordinated Debt Securities:

    (a) default for 30 days in payment of any interest on the Subordinated Debt Securities of that series, including any Additional Interest in respect thereof, when due; provided, however, that a valid extension of the interest payment period by the Company shall not constitute a default in the payment of interest for this purpose; or

    (b) default in payment of principal and premium, if any, on the Subordinated Debt Securities of that series when due either at maturity, upon redemption, by declaration or otherwise; provided, however, that a valid extension of the maturity of such Subordinated Debt Securities shall not constitute a default for this purpose; or

    (c) default by the Company in the performance of any other of the covenants or agreements in the Subordinated Indenture which shall not have been remedied for a period of 90 days after notice; or

    (d) certain events of bankruptcy, insolvency or reorganization of the Company; or

    (e) in the event Subordinated Debt Securities are issued to a UDS Capital Trust or a trustee of such trust in connection with the issuance of Trust Securities by such UDS Capital Trust, the voluntary or involuntary dissolution, winding-up or termination of such UDS Capital Trust, except in connection with the distribution of Subordinated Debt Securities to the holders of Trust Securities in liquidation of such UDS Capital Trust, the redemption of all of the Trust Securities of such UDS Capital Trust, or certain mergers, consolidations or amalgamations, each as permitted by the Declaration of such UDS Capital Trust.

    The Subordinated Indenture provides that the Debt Trustee may withhold notice to the holders of a series of Subordinated Debt Securities (except in payment of principal or of interest or premium on the Subordinated Debt Securities) if the Trustee considers it in the interest of such holders to do so.

    The Subordinated Indenture provides that, (a) if an Event of Default due to the default in the payment of principal, interest or premium, if any, on any series of Subordinated Debt Securities shall have occurred and be continuing, either the Debt Trustee or the holders of 25 percent in principal amount of the Subordinated Debt Securities of all series affected thereby then outstanding may declare the principal of all such Subordinated Debt Securities to be due and payable immediately, and (b) if an Event of Default resulting from default in the performance of any other of the covenants or agreements in the Subordinated Indenture or certain events of bankruptcy, insolvency and reorganization of the Company shall have occurred and be continuing, either the Debt Trustee or the holders of 25 percent in principal amount of all Subordinated Debt Securities then outstanding (treated as one class) may declare the principal of all Subordinated Debt Securities to be due and payable immediately, but upon certain conditions such declarations may be annulled and past defaults may be waived (except defaults in payment of principal of or interest or premium on the Subordinated Debt Securities) by the holders of a majority in principal amount of the Subordinated Debt Securities of such series (or of all series, as the case may be) then outstanding.

    The holders of a majority in principal amount of the Subordinated Debt Securities of any and all series affected and then outstanding shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Debt Trustee under the Subordinated Indenture, provided that the holders of the Subordinated Debt Securities shall have offered to the Debt Trustee reasonable indemnity against expenses and liabilities. The Subordinated Indenture requires the annual filing by the Company with the Debt Trustee of a certificate as to the absence of certain defaults under the Subordinated Indenture.

MODIFICATION

    The Subordinated Indenture contains provisions permitting the Company and the Debt Trustee, with the consent of the holders of not less than a majority in principal amount of the Subordinated Debt Securities of all series affected by such modification at the time outstanding, to modify the Subordinated Indenture or any supplemental Subordinated Indenture or the rights of the holders of the Subordinated Debt Securities; provided that no such modification shall (i) extend the fixed maturity of any Security, or reduce the principal amount thereof (including in the case of a discounted Security the amount payable thereon in the event of acceleration or the amount provable in bankruptcy) or any redemption premium thereon, or reduce the rate or extend the time of payment of interest thereon, or make the principal of, or interest or premium on, the Subordinated Debt Securities payable in any coin or currency other than that provided in the Subordinated Debt Securities, or impair or affect the right of any holder of Subordinated Debt Securities to institute suit for the payment thereof or the right of prepayment, if any, at the option of the holder, without the consent of the holder of each Security so affected, or (ii) reduce the aforesaid percentage of Subordinated Debt Securities the consent of the holders of which is required for any such modification without the consent of the holders of each Security affected.

DEFEASANCE

    The Subordinated Indenture provides that the Company, at the Company's option: (a) will be Discharged from any and all obligations in respect of the Subordinated Debt Securities of a series (except for certain obligations to register the transfer or exchange of Subordinated Debt Securities, replace stolen, lost or mutilated Subordinated Debt Securities, maintain paying agencies and hold moneys for payment in trust) or (b) need not comply with certain restrictive covenants of the Subordinated Indenture (including those described under "Certain Covenants of the Company"), in each case if the Company deposits, in trust with the Debt Trustee or the Defeasance Agent, money or U.S. Government Obligations which through the payment of interest thereon and principal thereof in accordance with their terms will provide money, in an amount sufficient to pay all the principal (including any mandatory sinking fund payments) of, and interest and premium, if any, on, the Subordinated Debt Securities of such series on the dates such payments are due in accordance with the terms of such Subordinated Debt Securities. To exercise any such option, the Company is required to deliver to the Debt Trustee and the Defeasance Agent, if any, an opinion of counsel to the effect that (i) the deposit and related defeasance would not cause the holders of the Subordinated Debt Securities of such series to recognize income, gain or loss for federal income tax purposes and, in the case of a Discharge pursuant to clause (a), such opinion shall be accompanied by a private letter ruling to the same effect received from the United States Internal Revenue Service or a revenue ruling pertaining to a comparable form of transaction to the same effect published by the United States Internal Revenue Service, and (ii) if listed on any national securities exchange, such Subordinated Debt Securities would not be delisted from such exchange as a result of the exercise of such option.

GOVERNING LAW

    The Subordinated Indenture and the Subordinated Debt Securities will be governed by, and construed in accordance with, the internal laws of the State of New York.

THE DEBT TRUSTEE

    The Company may have normal banking relationships with the Debt Trustee in the ordinary course of business.

                 DESCRIPTION OF THE TRUST PREFERRED SECURITIES

    Each UDS Capital Trust may issue, from time to time, only one series of Trust Preferred Securities having terms described in the Prospectus Supplement relating thereto. The Declaration of each UDS Capital Trust authorizes the Regular Trustees of such UDS Capital Trust to issue on behalf of such UDS Capital Trust one series of Trust Preferred Securities. The Declaration will be qualified as an indenture under the Trust Indenture Act. The Trust Preferred Securities will have such terms, including distributions, redemption, voting, liquidation rights and such other preferred, deferred or other special rights or such restrictions as shall be set forth in the Declaration or made part of the Declaration by the Trust Indenture Act. Reference is made to the Prospectus Supplement relating to the Trust Preferred Securities of the UDS Capital Trust for specific terms, including (i) the distinctive designation of such Trust Preferred Securities; (ii) the number of Trust Preferred Securities issued by such UDS Capital Trust; (iii) the annual distribution rate (or method of determining such rate) for Trust Preferred Securities issued by such UDS Capital Trust and the date or dates upon which such distributions shall be payable; provided, however, that distributions on such Trust Preferred Securities shall be payable on a quarterly basis to holders of such Trust Preferred Securities as of a record date in each quarter during which such Trust Preferred Securities are outstanding; (iv) whether distributions on Trust Preferred Securities issued by such UDS Capital Trust shall be cumulative, and, in the case of Trust Preferred Securities having such cumulative distribution rights, the date or dates or method of determining the date or dates from which distributions on Trust Preferred Securities issued by such UDS Capital Trust shall be cumulative;
(v) the amount or amounts which shall be paid out of the assets of such UDS Capital Trust to the holders of Trust Preferred Securities of such UDS Capital Trust upon voluntary or involuntary dissolution, winding-up or termination of such UDS Capital Trust; (vi) the obligation, if any, of such UDS Capital Trust to purchase or redeem Trust Preferred Securities issued by such UDS Capital Trust and the price or prices at which, the period or periods within which, and the terms and conditions upon which, Trust Preferred Securities issued by such UDS Capital Trust shall be purchased or redeemed, in whole or in part, pursuant to such obligation; (vii) the voting rights, if any, of Trust Preferred Securities issued by such UDS Capital Trust in addition to those required by law, including the number of votes per Trust Preferred Security and any requirement for the approval by the holders of Trust Preferred Securities, or of Trust Preferred Securities issued by one or more UDS Capital Trusts, or of both, as a condition to specified action or amendments to the Declaration of such UDS Capital Trust; (viii) the terms and conditions, if any, upon which the assets of such UDS Capital Trust may be distributed to holders of Trust Preferred Securities; (ix) if applicable, any securities exchange upon which the Trust Preferred Securities shall be listed; and (x) any other relevant rights, preferences, privileges, limitations or restrictions of Trust Preferred Securities issued by such UDS Capital Trust not inconsistent with the Declaration of such UDS Capital Trust or with applicable law. All Trust Preferred Securities offered hereby will be guaranteed by the Company to the extent set forth below under "Description of the Trust Guarantees." Any United States federal income tax considerations applicable to any offering of Trust Preferred Securities will be described in the Prospectus Supplement relating thereto.

    In connection with the issuance of Trust Preferred Securities, each UDS Capital Trust will issue one series of Common Securities. The Declaration of each UDS Capital Trust authorizes the Regular Trustees of such trust to issue on behalf of such UDS Capital Trust one series of Common Securities having such terms including distributions, redemption, voting, liquidation rights or such restrictions as shall be set forth therein. The terms of the Common Securities issued by a UDS Capital Trust will be substantially identical to the terms of the Trust Preferred Securities issued by such trust and the Common Securities will rank pari passu, and payments will be made thereon pro rata, with the Trust Preferred Securities except that, upon an event of default under the Declaration, the rights of the holders of the Common Securities to payment in respect of distributions and payments upon liquidation, redemption and otherwise will be subordinated to the rights of the holders of the Trust Preferred Securities. Except in certain limited circumstances, the Common Securities will also carry the right to vote to appoint, remove or replace any of the UDS Capital Trustees of a UDS Capital Trust. All of the Common Securities of each UDS Capital Trust will be directly or indirectly owned by the Company.

                      DESCRIPTION OF THE TRUST GUARANTEES

    Set forth below is a summary of information concerning the Trust Guarantees which will be executed and delivered by UDS for the benefit of the holders from time to time of Trust Preferred Securities. Each Trust Guarantee will be qualified as an indenture under the Trust Indenture Act. The Bank of New York will act as indenture trustee under each Trust Guarantee (the "Preferred Guarantee Trustee"). The terms of each Trust Guarantee will be those set forth in such Trust Guarantee and those made part of such Trust Guarantee by the Trust Indenture Act. The summary does not purport to be complete and is subject in all respects to the provisions of, and is qualified in its entirety by reference to, the form of Trust Guarantee, which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part, and the Trust Indenture Act. Each Trust Guarantee will be held by the Preferred Guarantee Trustee for the benefit of the holders of the Trust Preferred Securities of the applicable UDS Capital Trust.

GENERAL

    Pursuant to each Trust Guarantee, the Company will irrevocably and unconditionally agree, to the extent set forth therein, to pay in full, to the holders of the Trust Preferred Securities issued by a UDS Capital Trust, the Trust Guarantee Payments (as defined herein) (except to the extent paid by such UDS Capital Trust), as and when due, regardless of any defense, right of set-off or counterclaim which such UDS Capital Trust may have or assert. The following payments with respect to Trust Preferred Securities issued by a UDS Capital Trust to the extent not paid by such UDS Capital Trust (the "Trust Guarantee Payments"), will be subject to the Trust Guarantee thereon (without duplication): (i) any accrued and unpaid distributions which are required to be paid on such Trust Preferred Securities, to the extent such UDS Capital Trust shall have funds available therefor; (ii) the redemption price, including all accrued and unpaid distributions (the "Redemption Price"), to the extent such UDS Capital Trust has funds available therefor with respect to any Trust Preferred Securities called for redemption by such UDS Capital Trust and (iii) upon a voluntary or involuntary dissolution, winding-up or termination of such UDS Capital Trust (other than in connection with the distribution of the assets of such UDS Capital Trust to the holders of Trust Preferred Securities or the redemption of all of the Trust Preferred Securities), the lesser of (a) the aggregate of the liquidation amount and all accrued and unpaid distributions on such Trust Preferred Securities to the date of payment, to the extent such UDS Capital Trust has funds available therefor and (b) the amount of assets of such UDS Capital Trust remaining available for distribution to holders of such Trust Preferred Securities in liquidation of such UDS Capital Trust. The Company's obligation to make a Trust Guarantee Payment may be satisfied by direct payment of the required amounts by the Company to the holders of Trust Preferred Securities or by causing the applicable UDS Capital Trust to pay such amounts to such holders.

    Each Trust Guarantee will be a full and unconditional guarantee with respect to the Trust Preferred Securities issued by the applicable UDS Capital Trust, but will not apply to any payment of distributions except to the extent such UDS Capital Trust shall have funds available therefor. If the Company does not make interest payments on the Subordinated Debt Securities purchased by a UDS Capital Trust or if the respective UDS Funding Partnership does not make distributions on the Partnership Preferred Securities purchased by a UDS Capital Trust, such UDS Capital Trust will not pay distributions on the Trust Preferred Securities issued by such UDS Capital Trust and will not have funds available therefor. See "Description of the Subordinated Debt Securities--Certain Covenants" and "Description of the Partnership Preferred Securities."

    The Company has also agreed separately to irrevocably and unconditionally guarantee the obligations of the UDS Capital Trusts with respect to the Common Securities (the "Common Securities Guarantees") to the same extent as the Trust Guarantees, except that upon an event of default under the Subordinated Indenture, holders of Trust Preferred Securities shall have priority over holders of Common Securities with respect to distributions and payments on liquidation, redemption or otherwise.

CERTAIN COVENANTS OF THE COMPANY

    In each Trust Guarantee, the Company will covenant that, so long as any Trust Preferred Securities issued by the applicable UDS Capital Trust remain outstanding, if there shall have occurred any event that would constitute an event of default under such Trust Guarantee or the Declaration of such UDS Capital Trust, then (a) the Company shall not declare or pay any dividend on, make any distributions with respect to, or redeem, purchase or make liquidation payment with respect to, any of its capital stock (other than (i) purchases or acquisitions of shares of UDS Common Stock in connection with the satisfaction by UDS of its obligations under any employee benefit plans or the satisfaction by UDS of its obligations pursuant to any contract or security requiring UDS to purchase shares of UDS Common Stock or, (ii) the purchase of fractional interests in shares of UDS capital stock as a result of a reclassification of UDS capital stock or the exchange or conversion of one class or series of UDS capital stock for another class or series of UDS capital stock or make any guarantee payments with respect to the foregoing and (b) the Company shall not make any payment of interest, principal or premium, if any, on or repay, repurchase or redeem any debt securities (including guarantees) issued by the Company which rank pari passu with or junior to such Subordinated Debt Securities.

MODIFICATION OF THE TRUST GUARANTEES; ASSIGNMENT

    Except with respect to any changes which do not adversely affect the rights of holders of Trust Preferred Securities (in which case no vote will be required), each Trust Guarantee may be amended only with the prior approval of the holders of not less than a majority in liquidation amount of the outstanding Trust Preferred Securities issued by the applicable UDS Capital Trust. The manner of obtaining any such approval of holders of such Trust Preferred Securities will be as set forth in an accompanying Prospectus Supplement. All guarantees and agreements contained in a Trust Guarantee shall bind the successors, assigns, receivers, trustees and representatives of the Company and shall inure to the benefit of the holders of the Trust Preferred Securities of the applicable UDS Capital Trust then outstanding.

TERMINATION

    Each Trust Guarantee will terminate as to the Trust Preferred Securities issued by the applicable UDS Capital Trust (a) upon full payment of the Redemption Price of all Trust Preferred Securities of such UDS Capital Trust,
(b) upon distribution of the assets of such UDS Capital Trust to the holders of the Trust Preferred Securities of such UDS Capital Trust or (c) upon full payment of the amounts payable in accordance with the Declaration of such UDS Capital Trust upon liquidation of such UDS Capital Trust. Each Trust Guarantee will continue to be effective or will be reinstated, as the case may be, if at any time any holder of Trust Preferred Securities issued by the applicable UDS Capital Trust must restore payment of any sums paid under such Trust Preferred Securities or such Trust Guarantee.

EVENTS OF DEFAULT

    An event of default under a Trust Guarantee will occur upon the failure of the Company to perform any of its payment or other obligations thereunder.

    The holders of a majority in liquidation amount of the Trust Preferred Securities relating to such Trust Guarantee have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Preferred Guarantee Trustee in respect of the Trust Guarantee or to direct the exercise of any trust or power conferred upon the Preferred Guarantee Trustee under such Trust Preferred Securities. If the Preferred Guarantee Trustee fails to enforce such Trust Guarantee, any holder of Trust Preferred Securities relating to such Trust Guarantee may institute a legal proceeding directly against the Company to enforce the Preferred Guarantee Trustee's rights under such Trust Guarantee, without first instituting a legal proceeding against the relevant UDS Capital Trust, the Preferred Guarantee Trustee or any other person or entity. Notwithstanding the foregoing, if the Company has failed to make a guarantee payment, a holder of Trust Preferred Securities may directly institute a proceeding against the Company for enforcement of the Trust Guarantee for such payment. The Company waives any right or remedy to require that any action be brought first against such UDS Capital Trust or any other person or entity before proceeding directly against the Company.

STATUS OF THE TRUST GUARANTEES

    The Trust Guarantees will constitute unsecured obligations of the Company and will rank (i) subordinate and junior in right of payment to all other liabilities of the Company, (ii) pari passu with the most senior preferred or preference stock now or hereafter issued by the Company and with any guarantee now or hereafter entered into by UDS in respect of any preferred or preference stock of any affiliate of the Company; and (iii) senior to the Company's common stock. The terms of the Trust Preferred Securities provide that each holder of Trust Preferred Securities issued by the applicable UDS Capital Trust by acceptance thereof agrees to the subordination provisions and other terms of the Trust Guarantee relating thereto.

    The Trust Guarantees will constitute a guarantee of payment and not of collection (that is, the guaranteed party may institute a legal proceeding directly against the guarantor to enforce its rights under the Trust Guarantee without instituting a legal proceeding against any other person or entity).

INFORMATION CONCERNING THE TRUST GUARANTEE TRUSTEE

    The Trust Guarantee Trustee, prior to the occurrence of a default with respect to a Trust Guarantee, undertakes to perform only such duties as are specifically set forth in such Trust Guarantee and, after default, shall exercise the same degree of care as a prudent individual would exercise in the conduct of his or her own affairs. Subject to such provisions, the Trust Guarantee Trustee is under no obligation to exercise any of the powers vested in it by a Trust Guarantee at the request of any holder of Trust Preferred Securities, unless offered reasonable indemnity against the costs, expenses and liabilities which might be incurred thereby.

    The Company and certain of its affiliates may from time to time maintain a banking relationship with the Trust Guarantee Trustee.

GOVERNING LAW

    The Trust Guarantees will be governed by and construed in accordance with the internal laws of the State of New York.

              DESCRIPTION OF THE PARTNERSHIP PREFERRED SECURITIES

    All of the partnership interests in the UDS Funding Partnerships, other than the Partnership Preferred Securities acquired by the UDS Capital Trusts, will be owned directly by UDS. Initially, UDS will be the sole General Partner of each UDS Funding Partnership. The Limited Partnership Agreement of each of the UDS Funding Partnerships authorizes and creates the Partnership Preferred Securities, which represent limited partner interests in such UDS Funding Partnerships. The limited partner interests represented by the Partnership Preferred Securities will have a preference with respect to distributions and amounts payable on redemption or liquidation over the General Partner's interest in each UDS Funding Partnership. Except as otherwise described in the applicable Prospectus Supplement, the Limited Partnership Agreements of each UDS Funding Partnership do not permit the issuance of any additional partnership interests, or the incurrence of any indebtedness by the UDS Funding Partnerships. The

Partnership Preferred Securities will have such terms, including distributions, redemption, voting, liquidation rights and such other preferred, deferred or other special rights or such restrictions as shall be set forth in the Limited Partnership Agreement or made part of the Limited Partnership Agreement by the Partnership Act. Reference is made to the Prospectus Supplement relating to the Partnership Preferred Securities of the UDS Funding Partnership for specific terms, including (i) the distinctive designation of such Partnership Preferred Securities; (ii) the number of Partnership Preferred Securities issued by such UDS Funding Partnership; (iii) the annual distribution rate (or method of determining such rate) for Partnership Preferred Securities issued by such UDS Funding Partnership and the date or dates upon which such distributions shall be payable; provided, however, that distributions on such Partnership Preferred Securities shall be payable on a quarterly basis to holders of such Partnership Preferred Securities, if, as and when declared by the General Partner, as of a record date in each quarter during which such Partnership Preferred Securities are outstanding; (iv) whether distributions on Partnership Preferred Securities issued by such UDS Funding Partnership shall be cumulative, and, in the case of Partnership Preferred Securities having such cumulative distribution rights, the date or dates or method of determining the date or dates from which distributions on Partnership Preferred Securities issued by such UDS Funding Partnership shall be cumulative; (v) the amount or amounts which shall be paid out of the assets of such UDS Funding Partnership to the holders of Partnership Preferred Securities of such UDS Funding Partnership upon voluntary or involuntary dissolution, winding-up or termination of such UDS Funding Partnership; (vi) the obligation, if any, of such UDS Funding Partnership to purchase or redeem Partnership Preferred Securities issued by such UDS Funding Partnership and the price or prices at which, the period or periods within which, and the terms and conditions upon which, Partnership Preferred Securities issued by such UDS Funding Partnership shall be purchased or redeemed, in whole or in part, pursuant to such obligation; (vii) the voting rights, if any, of Partnership Preferred Securities issued by such UDS Funding Partnership in addition to those required by law, including the number of votes per Partnership Preferred Security, any rights to appoint and authorize a special representative (a "Special Representative") of the UDS Funding Partnership to enforce the rights of the holders of Partnership Preferred Securities in certain situations and any requirement for the approval by the holders of Partnership Preferred Securities, or of Partnership Preferred Securities issued by one or more UDS Funding Partnerships, or of both, as a condition to specified action or amendments to the Limited Partnership Agreement of such UDS Funding Partnership;
(viii) the terms and conditions, if any, upon which the assets of such UDS Funding Partnership may be distributed to holders of Partnership Preferred Securities; (ix) if applicable, any securities exchange upon which the Partnership Preferred Securities shall be listed; and (x) any other relevant rights, preferences, privileges, limitations or restrictions of Partnership Preferred Securities issued by such UDS Funding Partnership not inconsistent with the Limited Partnership Agreement of such UDS Funding Partnership or with applicable law. All Partnership Preferred Securities offered hereby will be guaranteed by the Company to the extent set forth below under "Description of the Partnership Guarantees." Any United States federal income tax considerations applicable to any offering of Partnership Preferred Securities will be described in the Prospectus Supplement relating thereto.

                   DESCRIPTION OF THE PARTNERSHIP GUARANTEES

    Set forth below is a summary of information concerning the Partnership Guarantees which will be executed and delivered by UDS for the benefit of the holders from time to time of Partnership Preferred Securities. The summary does not purport to be complete and is subject in all respects to the provisions of, and is qualified in its entirety by reference to, the form of Partnership Guarantee, which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part. Each Partnership Guarantee will be held by the General Partner of the applicable UDS Funding Partnership for the benefit of the holders of the Partnership Preferred Securities of the applicable UDS Funding Partnership.

GENERAL

    Pursuant to each Partnership Guarantee, the Company will irrevocably and unconditionally agree, to the extent set forth therein, to pay in full, to the holders of the Partnership Preferred Securities issued by a UDS Funding Partnership, the Partnership Guarantee Payments (as defined herein) (except to the extent paid by such UDS Funding Partnership), as and when due, regardless of any defense, right of set-off or counterclaim which such UDS Funding Partnership may have or assert. The following payments with respect to Partnership Preferred Securities issued by a UDS Funding Partnership to the extent not paid by such UDS Funding Partnership (the "Partnership Guarantee Payments"), will be subject to the Partnership Guarantee thereon (without duplication): (i) any accrued and unpaid distributions that have been declared on such Partnership Preferred Securities, out of Funds legally available therefor; (ii) the redemption price, including all accrued and unpaid distributions (the "Redemption Price"), out of funds legally available therefor with respect to any Partnership Preferred Securities called for redemption by such UDS Funding Partnership and (iii) upon a liquidation of such UDS Funding Partnership, the lesser of (a) the aggregate of the liquidation amount and all accrued and unpaid distributions on such Partnership Preferred Securities to the date of payment, and (b) the amount of assets of such UDS Funding Partnership, after satisfaction of all liabilities, remaining available for distribution to holders of such Partnership Preferred Securities in liquidation of such UDS Funding Partnership. The Company's obligation to make a Partnership Guarantee Payment may be satisfied by direct payment of the required amounts by the Company to the holders of Partnership Preferred Securities or by causing the applicable UDS Funding Partnership to pay such amounts to such holders.

    Each Partnership Guarantee will be a full and unconditional guarantee with respect to the Partnership Preferred Securities issued by the applicable UDS Funding Partnership, but will not apply to any payment of distributions or Redemption Price, or to payments upon the liquidation of the applicable UDS Funding Partnership, except to the extent such UDS Funding Partnership shall have funds legally available therefor. If issuers (including, where applicable, UDS, as guarantor) of the securities in which the UDS Funding Partnerships invest fail to make any payments in respect of such securities (or, if applicable, guarantees), the applicable UDS Funding Partnership may not declare or pay dividends on the Partnership Preferred Securities of such UDS Funding Partnership. In such event, holders of such Partnership Preferred Securities would not be able to rely upon the Partnership Guarantee for payment of such amounts. Instead, holders of such Partnership Preferred Securities shall have certain remedies described in the applicable Prospectus Supplement, including the right to direct the General Partner or the Special Representative, as the case may be, to enforce the covenant restricting certain distributions by UDS. See "--Certain Covenants of the Company" below.

CERTAIN COVENANTS OF THE COMPANY

    In each Partnership Guarantee, UDS will covenant that if for any distribution period, (a) full distributions on a cumulative basis on any Partnership Preferred Securities have not been paid or declared and set a part for payment, (b) an event of default by UDS or certain domestic eligible controlled affiliates in respect of any debt security in which the UDS Funding Partnership invests has occurred and is continuing or (c) UDS is in default of its obligations under the applicable Trust Guarantee, Partnership Guarantee or any Investment Guarantee, then, during such period (i) UDS shall not declare or pay dividends on, make distributions with respect to, or redeem, purchase or acquire, or make a liquidation payment with respect to any of its capital stock (except for dividends or distributions in shares of its common stock and exchanges of common stock of one class for common stock of another class), (ii) UDS shall not make any payment or cause any payment to be made that would result in, and shall take such action as shall be necessary to prevent, the payment of dividends on, any distribution with respect to, any redemption, purchase or other acquisition of, or any liquidation payment with respect to, any preferred security hereafter issued by any finance subsidiary of UDS, the principal purpose of which is to lend the proceeds of the sale thereof to UDS or to eligible affiliates of UDS, and (iii) UDS shall not make any guarantee payments with respect to the foregoing.

MODIFICATION OF THE PARTNERSHIP GUARANTEES; ASSIGNMENT

    Except with respect to any changes which do not adversely affect the rights of holders of Partnership Preferred Securities (in which case no vote will be required), each Partnership Guarantee may be amended only with the prior approval of the holders of not less than a majority in liquidation amount of the outstanding Partnership Preferred Securities issued by the applicable UDS Funding Partnership. The manner of obtaining any such approval of holders of such Partnership Preferred Securities will be as set forth in an accompanying Prospectus Supplement. All guarantees and agreements contained in a Partnership Guarantee shall bind the successors, assigns, receivers, trustees and representatives of the Company and shall inure to the benefit of the holders of the Partnership Preferred Securities of the applicable UDS Funding Partnership then outstanding.

TERMINATION

    Each Partnership Guarantee will terminate as to the Partnership Preferred Securities issued by the applicable UDS Funding Partnership (a) upon full payment of the Redemption Price of all Partnership Preferred Securities of such UDS Funding Partnership, or (b) upon full payment of the amounts payable in accordance with the Limited Partnership Agreement of such UDS Funding Partnership upon liquidation of such UDS Funding Partnership. Each Partnership Guarantee will continue to be effective or will be reinstated, as the case may be, if at any time any holder of Partnership Preferred Securities issued by the applicable UDS Funding Partnership must restore payment of any sums paid under such Partnership Preferred Securities or such Partnership Guarantee. The Partnership Act provides that a limited partner of a limited partnership who wrongfully receives a distribution may be liable to the limited partnership for the amount of such distribution.

EVENTS OF DEFAULT; ENFORCEMENT OF PARTNERSHIP GUARANTEE

    An event of default under a Partnership Guarantee will occur upon the failure of the Company to perform any of its payment or other obligations thereunder.

    The holders of a majority in liquidation amount of the Partnership Preferred Securities relating to such Partnership Guarantee have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Special Representative in respect of the Partnership Guarantee or to direct the exercise of any trust or power conferred upon the Special Representative under such Guarantee. If the Special Representative fails to enforce its rights under such Partnership Guarantee, after a holder of Partnership Preferred Securities has made a written request, such holder of Partnership Preferred Securities relating to such Partnership Guarantee may institute a legal proceeding directly against the Company to enforce the Special Representative's rights under such Partnership Guarantee, without first instituting a legal proceeding against the relevant UDS Funding Partnership, the Special Representative or any other person or entity. Notwithstanding the foregoing, if the Company has failed to make a Partnership Guarantee Payment, a holder of Partnership Preferred Securities may directly institute a proceeding against the Company for enforcement of the Partnership Guarantee for such payment.

STATUS OF THE PARTNERSHIP GUARANTEES

    The Partnership Guarantees will constitute unsecured obligations of the Company and will rank (i) subordinate and junior in right of payment to all other liabilities of the Company, (ii) pari passu with the most senior preferred or preference stock now or hereafter issued by the Company and with any guarantee now or hereafter entered into by UDS in respect of any preferred or preference stock of any affiliate of the Company; and (iii) senior to the Company's common stock. The terms of the Partnership Preferred Securities provide that each holder of Partnership Preferred Securities issued by the applicable UDS Funding Partnership by acceptance thereof agrees to the subordination provisions and other terms of the Partnership Guarantee relating thereto.

    The Partnership Guarantees will constitute a guarantee of payment and not of collection (that is, the guaranteed party may institute a legal proceeding directly against the guarantor to enforce its rights under the Partnership Guarantee without instituting a legal proceeding against any other person or entity).

    Each Partnership Guarantee will be deposited with the General Partner of the applicable UDS Funding Partnership to be held for the benefit or the holders of the Partnership Preferred Securities of such UDS Funding Partnership. In the event of an appointment of a Special Representative to, among other things, enforce a Partnership Guarantee, the Special Representative may take possession of the applicable Partnership Guarantee for such purpose. If no Special Representative has been appointed to enforce such Partnership Guarantee, the General Partner has the right to enforce such Partnership Guarantee on behalf of the holders of the Partnership Preferred Securities of the applicable UDS Funding Partnership.

GOVERNING LAW

    The Partnership Guarantees will be governed by and construed in accordance with the internal laws of the State of New York.

                      DESCRIPTION OF CAPITAL STOCK OF UDS

    The following summary does not purport to be complete and is subject in all respects to the applicable provisions of the Delaware General Corporation Law (the "DGCL"), the certificate of incorporation of UDS (the "UDS Charter") and the terms of the UDS Rights Agreement (as defined below under "--UDS Rights Plan").

    UDS's authorized capital stock consists of 250,000,000 shares of common stock (the "UDS Shares"), of which 74,814,610 shares were issued and outstanding on May 30, 1997, and 25,000,000 preferred shares, of which 1,725,000 were issued and outstanding on May 30, 1997.

UDS COMMON STOCK

    DIVIDEND RIGHTS. Holders of UDS Shares are entitled to receive dividends when, as and if declared by the UDS Board, out of funds legally available therefor, subject, however, to the rights relating to any outstanding preferred stock of UDS.

    VOTING RIGHTS. Subject to the rights, if any, of the holders of any series of preferred stock of UDS, all voting rights are vested in the holders of UDS Shares, each share being entitled to one vote on each matter presented for a vote, including the election of directors. The UDS Board, which currently consists of 12 directors, is divided into three classes of directors with the term of one class expiring at each annual meeting of stockholders. Because holders of UDS Shares do not have cumulative voting rights, the holders of a plurality of the UDS Shares represented at a meeting can elect all the directors standing for election at such meeting.

    RIGHTS UPON LIQUIDATION. In the event of the liquidation, dissolution or winding up of UDS, whether voluntary or involuntary, the holders of UDS Shares will be entitled to share ratably in assets available for distribution to holders of UDS Shares, subject, however, to the rights relating to any outstanding preferred stock of UDS.

    MISCELLANEOUS. UDS Shares are not liable for further calls or assessments by UDS and the holders of UDS Shares are not liable for any liabilities of UDS. The UDS Shares do not have preemptive or other subscription rights, any conversion rights or any redemption or sinking fund provisions. Registrar and Transfer Company and The R-M Trust Company act as transfer agent and registrar for the UDS Shares in the United States and Canada, respectively.

    UDS RIGHTS. For a description of rights which are attached to each outstanding UDS Share, see "--UDS Rights."

UDS CONVERTIBLE PREFERRED STOCK

    The following description of the terms of the 5% Cumulative Convertible Preferred Stock of UDS (the "UDS Convertible Preferred Stock") is subject to and qualified in its entirety by reference to the certificate of designations (the "Certificate") relating to the UDS Convertible Preferred Stock.

    GENERAL. The UDS Charter authorizes the UDS Board to provide for the issuance, from time to time, of preferred stock in series, to establish the number of shares to be included in any such series, to fix the designations, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereon. Because the UDS Board has the power to establish the preferences and rights of the shares of any such series of preferred stock, it may afford holders of any preferred stock voting rights and preferences, powers and rights senior to the rights of the holders of UDS Shares, which could adversely affect the rights of holders of UDS Shares. As of May 30, 1997, UDS had issued and outstanding 1,725,000 shares of UDS Convertible Preferred Stock.

    The holders of the UDS Convertible Preferred Stock do not have preemptive rights with respect to any shares of capital stock of UDS or any other securities of UDS convertible into or carrying rights or options to purchase any such shares.

    DIVIDEND RIGHTS. Holders of shares of the UDS Convertible Preferred Stock are entitled to receive, when, as, and if declared by the UDS Board out of funds of UDS legally available for payment, cash dividends at the annual rate of $2.50 per share, payable in arrears quarterly on March 15, June 15, September 15 and December 15, except that if any such date is a Saturday, Sunday or legal holiday, then such dividend is payable on the next day that is not a Saturday, Sunday or legal holiday. Dividends are cumulative and payable to holders of record as they appear on the stock books of UDS on such record dates as are fixed by the UDS Board. The amount of dividends payable per share of UDS Convertible Preferred Stock for each quarterly dividend period will be computed by dividing the annual dividend amount by four. The amount of dividends payable for the initial dividend period and for any period shorter than a full quarterly dividend period will be computed on the basis of a 360-day year of twelve 30-day months. No interest will be payable in respect of any dividend payment on the UDS Convertible Preferred Stock which may be in arrears.

    The UDS Convertible Preferred Stock has priority as to dividends over UDS Shares and any other series or class of UDS's stock hereafter issued which ranks junior as to dividends to the UDS Convertible Preferred Stock ("junior dividend stock"), and no dividend (other than dividends payable solely in junior dividend stock) may be paid on, and no purchase, redemption or other acquisition may be made by UDS of, any junior dividend stock unless all accrued and unpaid dividends on the UDS Convertible Preferred Stock have been paid or declared and set apart for payment. UDS may not pay dividends on any class or series of UDS stock having parity with the UDS Convertible Preferred Stock as to dividends ("parity dividend stock"), unless it has paid or declared and set apart for payment or contemporaneously pays or declares and sets apart for payment all accrued and unpaid dividends for all prior periods on the UDS Convertible Preferred Stock and may not pay dividends on the UDS Convertible Preferred Stock unless it has paid or declared and set apart for payment or contemporaneously pays or declares and sets apart for payment all accrued and unpaid dividends for all prior periods on the parity dividend stock. Whenever all accrued dividends are not paid in full on the UDS Convertible Preferred Stock or any parity dividend stock, all dividends declared on the UDS Convertible Preferred Stock and such parity dividend stock will be declared or made pro rata so that the amount of dividends declared per share on the UDS Convertible Preferred Stock and such parity dividend stock will bear the same ratio that accrued and unpaid dividends per share on the UDS Convertible Preferred Stock and such parity dividend stock bear to each other. The UDS Convertible Preferred Stock will be junior as to dividends to any series or class of UDS's stock hereafter issued which ranks senior as to dividends to the UDS Convertible Preferred Stock ("senior dividend stock"), and if at any time UDS has failed to pay or declare and set apart for payment accrued and unpaid dividends on any senior dividend stock, UDS may not pay any dividend on the UDS Convertible Preferred Stock.

    See "-- Redemption" below for information regarding restrictions on UDS's ability to redeem the UDS Convertible Preferred Stock when dividends on the UDS Convertible Preferred Stock are in arrears.

    Under Delaware law, UDS may declare and pay dividends on its shares of capital stock out of its surplus or, in case there is no such surplus, out of net income for the fiscal year in which the dividend is declared and/or the preceding fiscal year. In addition, certain covenants in credit agreements to which UDS is a party have the effect of limiting the payment of cash dividends in certain circumstances.

    VOTING RIGHTS. The holders of UDS Convertible Preferred Stock have no voting rights except as described below or as required by Delaware law. In exercising any such vote, each outstanding share of UDS Convertible Preferred Stock will be entitled to one vote.

    Whenever dividends on UDS Convertible Preferred Stock or on any outstanding shares of parity dividend stock have not been paid in an aggregate amount equal to at least six quarterly dividends on such shares (whether or not consecutive) the holders of the UDS Convertible Preferred Stock, voting separately as a class with the holders of parity dividend stock on which like voting rights have been conferred and are exercisable, will be entitled to elect two directors to the UDS Board (which directors will be in addition to those directors then serving on the UDS Board to the extent that the total number of directors permitted by the UDS Charter is greater than the number of directors then serving on the UDS Board) at any meeting of stockholders of UDS at which directors are to be elected held during the period such dividends remain in arrears. Whenever the right of the holders of UDS Convertible Preferred Stock to elect directors shall have accrued, the proper officers of UDS will call a meeting for the election of such directors to be held not more than 90 nor fewer than 45 days after the accrual of such right. Such voting right will terminate when all such dividends accrued and in default have been paid in full or set apart for payment. The term of office of all directors so elected will terminate immediately upon the termination of the right of the holders of UDS Convertible Preferred Stock and such parity dividend stock to vote for such two directors.

    So long as any shares of UDS Convertible Preferred Stock are outstanding, UDS will not, without the affirmative vote or consent of the holders of at least two-thirds of the outstanding shares of UDS Convertible Preferred Stock, voting separately as a class with holders of any other class of UDS's preferred stock entitled to vote in the circumstances, create, authorize, or issue any shares of any other class of senior dividend stock or senior liquidation stock or amend the Certificate in a manner adversely affecting the rights of such stockholders.

    RIGHTS UPON LIQUIDATION. In case of the voluntary or involuntary liquidation, dissolution or winding up of UDS, holders of shares of UDS Convertible Preferred Stock are entitled to receive the liquidation price of $50.00 per share, plus any accrued and unpaid dividends to the payment date, before any payment or distribution is made to the holders of UDS Shares or any other series or class of UDS stock hereafter issued which ranks junior as to liquidation rights to the UDS Convertible Preferred Stock, but the holders of the shares of the UDS Convertible Preferred Stock will not be entitled to receive the liquidation price of such shares until the liquidation price of any other series or class of UDS stock hereafter issued which ranks senior as to liquidation rights to the UDS Convertible Preferred Stock ("senior liquidation stock") has been paid in full. The holders of UDS Convertible Preferred Stock and all series or classes of UDS stock hereafter issued which rank on a parity as to liquidation rights with the UDS Convertible Preferred Stock are entitled to share ratably, in accordance with the respective preferential amounts payable on such stock, in any distribution (after payment of the liquidation price of the senior liquidation stock) which is not sufficient to pay in full the aggregate of the amounts payable thereon. After payment in full of the liquidation price of the shares of the UDS Convertible Preferred Stock, the holders of such shares will not be entitled to any further participation in any distribution of assets by UDS. Neither a consolidation or merger of UDS with another corporation nor a sale or transfer of all or part of UDS assets for cash, securities or other property will be considered a liquidation, dissolution or winding up of UDS.

    REDEMPTION. From time to time and until June 14, 2000, the UDS Convertible Preferred Stock will be redeemable at the option of UDS, in whole or in part, for such number of UDS shares as equals the $50.00 per share liquidation price of the UDS Convertible Preferred Stock divided by the Conversion Price (as defined below). UDS may exercise this option only if, for 20 of any 30 consecutive trading days, including the last trading day of such period, the closing price of the UDS Shares on the NYSE exceeds $33.77, subject to adjustment in certain circumstances. To exercise this redemption right, UDS must issue a press release announcing the redemption prior to 9:00 a.m., New York City time, on the second trading day after the end of any such 30-trading-day period. The date for the redemption will be a date selected by UDS not fewer than 15 nor more than 60 days after the date on which UDS mails the required notice of redemption.

    On or after June 15, 2000, the UDS Convertible Preferred Stock will be redeemable for cash, in whole or in part, at any time at the option of UDS, at a redemption price of $50.00 per share plus accrued and unpaid dividends to the redemption date. If UDS redeems the UDS Convertible Preferred Stock for cash, it will pay any accrued and unpaid dividends on the UDS Convertible Preferred Stock, in arrears, for any dividend period ending on or prior to the redemption date. If the redemption date falls after a dividend payment record date but prior to the related payment date, the record holders of the UDS Convertible Preferred Stock on that record date will be entitled to receive the dividend payable on the UDS Convertible Preferred Stock notwithstanding the redemption thereof. Except as provided in this paragraph, no payment or allowance will be made for accrued dividends on any shares of UDS Convertible Preferred Stock called for redemption.

    Notice of redemption for UDS Convertible Preferred Stock prior to June 15, 2000 will be mailed not more than four days after UDS issues the press release announcing such redemption to each holder of record of shares of UDS Convertible Preferred Stock to be redeemed at the address shown on the books of UDS. Notice of redemption for cash on or after June 15, 2000 will be mailed at least 15 days but not more than 60 days before the redemption date to each holder of record of shares of UDS Convertible Preferred Stock to be redeemed at the address shown on the books of UDS. Shares of UDS Convertible Preferred Stock redeemed by UDS will be restored to the status of authorized but unissued shares of preferred stock, without designation as to class, and may thereafter be issued, but not as shares of UDS Convertible Preferred Stock.

    If less than all of the outstanding shares of UDS Convertible Preferred Stock are to be redeemed, UDS will select those to be redeemed pro rata or by lot or in such other manner as the UDS Board may determine. There is no mandatory redemption or sinking fund obligation with respect to the UDS Convertible Preferred Stock.

    Provided that UDS has made available at the office of the Transfer Agent (as defined below) a sufficient number of UDS Shares, if applicable, and a sufficient amount of cash to effect the redemption, on and after the redemption date, dividends will cease to accrue on the UDS Convertible Preferred Stock called for redemption, such shares will no longer be deemed to be outstanding, and all rights of the holders of such shares of UDS Convertible Preferred Stock will cease, other than the right to receive any UDS Shares issuable, and any cash payable, upon such redemption, without interest. If the UDS Convertible Preferred Stock is to be redeemed for UDS Shares, each holder of UDS Convertible Preferred Stock designated for redemption will be, without further action, deemed a holder of the UDS Shares for which such UDS Convertible Preferred Stock is redeemable (unless UDS defaults in the delivery of the UDS Shares).

    Fractional UDS Shares will not be issued upon redemption of the UDS Convertible Preferred Stock, but, in lieu thereof, UDS will pay a cash adjustment based on the then-current market price (as determined in the Certificate) of UDS Shares.

    CONVERSION AND EXCHANGE RIGHTS; PREEMPTIVE RIGHTS. Holders of UDS Convertible Preferred Stock are entitled to convert their shares of UDS Convertible Preferred Stock into UDS Shares at the conversion price of $25.98 per UDS Share (the "Conversion Price"), subject to adjustment as described below, except that, with respect to shares of UDS Convertible Preferred Stock called for redemption, conversion rights will expire at the close of business on the redemption date (unless UDS defaults in the payment of the redemption price). No payment or adjustment will be made in respect of dividends on UDS Shares or UDS Convertible Preferred Stock that may be accrued or unpaid or in arrears upon conversion of shares of UDS Convertible Preferred Stock. No fractional shares will be issued and, in lieu of any fractional share, UDS will pay a cash adjustment based on the then-current market price (as determined in the Certificate) of UDS Shares.

    The Conversion Price is subject to adjustment in certain circumstances, including the issuance of UDS Shares as a stock dividend, combinations and subdivisions of UDS Shares, certain reclassifications of UDS Shares, the issuance to UDS's stockholders of rights or warrants to subscribe for or purchase shares of UDS Shares at a price per share less than the then-current market price of UDS Shares (as determined in the Certificate), and certain distributions to UDS's stockholders of evidences of indebtedness or assets. No adjustment in the Conversion Price is required unless it would result in at least a 1% increase or decrease in the Conversion Price; however, any adjustment not made is carried forward.

    In case of any consolidation or merger of UDS with any other corporation (other than a wholly owned subsidiary), or in case of a sale or transfer of all or substantially all of the assets of UDS, or in the case of any share exchange whereby UDS Shares are converted into other securities or property, UDS will be required to make proper provision so that the holder of each share of UDS Convertible Preferred Stock then outstanding will have the right thereafter to convert such share of UDS Convertible Preferred Stock into the kind and amount of shares of stock and other securities and property receivable upon such consolidation, merger, sale, transfer or share exchange by a holder of the number of UDS Shares into which such share of UDS Convertible Preferred Stock might have been converted immediately prior to such consolidation, merger, sale, transfer or share exchange.

    TRANSFER AGENT AND REGISTRAR. The transfer agent, conversion agent, and registrar for the UDS Convertible Preferred Stock and the transfer agent and registrar for the UDS Shares issuable upon conversion or redemption thereof is Registrar and Transfer Company (the "Transfer Agent").

UDS RIGHTS

    UDS has entered into a rights agreement with Registrar and Transfer Company, as rights agent. Pursuant to the Rights Agreement, a right initially representing the right to purchase one UDS Share (a "UDS Right") at a price of $75 (the "UDS Rights Purchase Price"), exercisable only in certain circumstances, was issued with respect to each UDS Share outstanding on June 25, 1992 and will be issued with respect to each UDS Share issued by UDS until the earliest of the UDS Distribution Date (as defined below), the redemption of the UDS Rights or the UDS Rights Expiration Date (as defined below). UDS Rights may also be issued with respect to UDS Shares issued after the UDS Distribution Date in certain circumstances. A UDS Right was issued with respect to each UDS Share issued to holders of common stock of Diamond Shamrock, Inc. in the merger of Diamond Shamrock, Inc. with and into the Company. Until a UDS Right is exercised, the holder thereof, as such, will have no rights as a stockholder of UDS, including, without limitation, the right to vote or to receive dividends.

    Until the earlier of (i) such time as UDS learns that a person has become a UDS Acquiring Person (as defined below) and (ii) the close of business on such date, if any, as may be designated by the UDS Board following the commencement of, or first public disclosure of an intent to commence, a tender or exchange offer by any person (subject to certain exceptions) for outstanding UDS Shares, if upon consummation of such tender or exchange offer such person's beneficial ownership of outstanding UDS Shares could equal or exceed such person's Ownership Threshold (as defined below) (the earlier of such dates being the "UDS Distribution Date"), the UDS Rights will be evidenced by the certificates for UDS Shares registered in the names of the holders thereof and not by separate right certificates. Therefore, until the UDS Distribution Date, the UDS Rights will be transferred with and only with the UDS Shares.

    For purposes of the UDS Rights Agreement, (i) the term "UDS Acquiring Person" means, subject to certain exceptions set forth in the UDS Rights Agreement, any person, alone or together with all affiliates and associates of such person, whose beneficial ownership of outstanding UDS Shares equals or exceeds such person's Ownership Threshold and (ii) the term "Ownership Threshold" means, with respect to any person, beneficial ownership of the greater of (a) 10% of the outstanding UDS Shares or (b) 3% plus the percentage of the outstanding UDS Shares beneficially owned by such person on May 10, 1994.

    Pursuant to its terms and with certain limited exceptions, the Rights Agreement may be amended or supplemented by UDS without the approval of any holder of UDS Rights.

    In the event a person becomes a UDS Acquiring Person, the UDS Rights will entitle each holder thereof (other than the UDS Acquiring Person (or any affiliate or associate of such UDS Acquiring Person)) to purchase, for the UDS Rights Purchase Price, that number of UDS Shares equivalent to the number of UDS Shares which at the time of the transaction would have a market value of twice the UDS Rights Purchase Price. Any UDS Rights that are at any time beneficially owned by a UDS Acquiring Person (or any affiliate or associate of a UDS Acquiring Person) will be null and void and nontransferable and any holder of any such UDS Right (including any purported transferee or subsequent holder) will be unable to exercise or transfer any such UDS Right.

    After there is a UDS Acquiring Person, the UDS Board may elect to exchange each UDS Right (other than UDS Rights that have become null and void and nontransferable as described above) for consideration per UDS Right consisting of one-half of the securities that would be issuable at such time upon the exercise of one UDS Right pursuant to the terms of the UDS Rights Agreement, and without payment of the UDS Rights Purchase Price.

    In the event that, following a UDS Distribution Date, UDS is acquired in a merger by, or other business combination with, or 50% or more of its assets or assets representing 50% or more of its earning power are sold, leased, exchanged or otherwise transferred (in one or more transactions) to, a publicly traded corporation, or such corporation merges with and into UDS (in certain circumstances), each UDS Right will entitle its holder (subject to the next paragraph) to purchase, for the UDS Rights Purchase Price, that number of common shares of such corporation which at the time of the transaction would have a market value of twice the UDS Rights Purchase Price. In the event UDS is acquired in a merger by, or other business combination with, or 50% or more of its assets or assets representing 50% or more of the earning power of UDS are sold, leased, exchanged or otherwise transferred (in one or more transactions) to, an entity that is not a publicly traded corporation or such corporation merges with and into UDS (in certain circumstances), each UDS Right will entitle its holder (subject to the next paragraph) to purchase, for the UDS Rights Purchase Price, at such holder's option, (i) that number of shares of such entity (or, at such holder's option, of the surviving corporation in such acquisition, which could be UDS) which at the time of the transaction would have a book value of twice the UDS Rights Purchase Price or (ii) if such entity has an affiliate which has publicly traded common shares, that number of common shares of such affiliate which at the time of the transaction would have a market value of twice the UDS Rights Purchase Price.

    The UDS Rights are not exercisable until the UDS Distribution Date and will expire on July 6, 2002 (the "UDS Rights Expiration Date") unless earlier redeemed or canceled by UDS as described below. At any time prior to the earlier of (i) such time as a person becomes an UDS Acquiring Person and (ii) the UDS Rights Expiration Date, the UDS Board may redeem the UDS Rights in whole, but not in part, at a price (in cash or UDS Shares or other securities of UDS deemed by the UDS Board to be at least equivalent in value) of $.01 per UDS Right, subject to adjustment as provided in the UDS Rights Agreement (the "UDS Rights Redemption Price"); provided that, for the 120-day period after any date of a change (resulting from a proxy or consent solicitation) in a majority of the UDS Board in office at the commencement of such solicitation, the UDS Rights may only be redeemed if (a) there are directors then in office who were in office at the commencement of such solicitation and (b) the UDS Board, with the concurrence of a majority of such directors then in office, determines that such redemption is, in its judgment, in the best interests of UDS and its stockholders. Immediately upon the action of the UDS Board electing to redeem the UDS Rights, the right to exercise the UDS Rights will terminate and within ten business days, UDS will give notice thereof to holders of UDS Rights.

THE DELAWARE BUSINESS COMBINATION ACT

    Section 203 of the General Corporation Law of the State of Delaware (the "DGCL") imposes a three-year moratorium on business combinations (as defined) between a Delaware corporation and an "interested stockholder" (in general, a stockholder owning 15 percent or more of a corporation's outstanding voting stock) or an affiliate or associate thereof unless (a) prior to an interested stockholder becoming such, the Board of Directors of the corporation approved either the business combination or the transaction resulting in the interested stockholder becoming such, (b) upon consummation of the transaction resulting in an interested stockholder becoming such, the interested stockholder owns 85 percent of the voting stock outstanding at the time the transaction commenced (excluding, from the calculation of outstanding shares, shares beneficially owned by management, directors and certain employee stock plans) or (c) on or after an interested stockholder becomes such, the business combination is approved by (i) the board of directors and (ii) holders of at least 66-2/3 percent of the outstanding shares (other than those shares beneficially owned by the interested stockholder) at a meeting of stockholders.

    Business combinations include (a) mergers or consolidations, (b) sales, leases, exchanges or other transfers of ten percent or more of the aggregate assets of the company, (c) issuance or transfers by the corporation of any stock of the corporation which would have the effect of increasing the interested stockholder's proportionate share of the stock of any class or series of the corporation, (d) any other transaction which has the effect of increasing the proportionate share of the stock of any class or series of the corporation which is owned by an interested stockholder and (e) receipt by an interested stockholder of the benefit (except proportionately as stockholder) of loans, advances, guarantees, pledges or other financial benefits provided by the corporation.

CERTAIN PROVISIONS OF THE CERTIFICATE OF INCORPORATION AND BY-LAWS

    The Certificate of Incorporation of the Company (the "Certificate") and By-laws of the Company (the "By-laws") contain certain provisions that may delay, defer or prevent a change in control of the Company and make removal of management of the Company more difficult.

    The Certificate provides that the Board of Directors of the Company is divided into three classes that are elected for staggered three-year terms, with the number of directors in each class to be as nearly equal as possible. The Certificate provides that stockholder action may be taken only at an annual or special meeting of stockholders, and may not be taken by written consent of the stockholders. The Certificate also provides that special meetings may be called only by the Chairman of the Board, if there be one, the President or the Board of Directors.

    The Certificate also contains certain "fair price provisions" designed to provide safeguards for stockholders when an "interested stockholder" (defined as a stockholder owning ten percent or more of the Company's voting stock) or its affiliate or associate attempts to effect a "business combination" with the Company. The term "business combination" includes any merger or consolidation of the Company involving the interested stockholder, certain dispositions of assets of the Company, any issuance of securities of the Company, meeting certain threshold amounts, to the interested stockholder, adoption of any plan of liquidation or dissolution of the Company proposed by the interested stockholder and any reclassification of securities of the Company having the effect of increasing the proportionate share of ownership of the interested stockholder. In general, a business combination between the Company and the interested stockholder must be approved by the affirmative vote of 80% of the outstanding voting stock, excluding voting stock owned by such interested stockholder, unless the transaction is approved by a majority of the members of the Board of Directors who are not affiliated with the interested stockholder or certain minimum price and form of consideration requirements are satisfied. See also "The Delaware Business Combination Act."

    The By-laws provide that the Board of Directors shall fix the number of directors and that a stockholder may nominate directors only if written notice is delivered to the Company by such stockholder 60 days in advance of an annual meeting or within ten days after the date of notice by the Company of a special meeting involving the election of directors. The By-laws and Certificate also provide that any newly created directorship resulting from an increase in the number of directors or a vacancy on the Board shall be filled by vote of a majority of the remaining directors then in office, even, in the case of a vacancy other than a newly created directorship, if less than a quorum. A director elected to fill a vacancy shall be elected for the unexpired term of his predecessor in office. A director elected by reason of an increase in the number of directors shall be elected until the next election of one or more directors by the stockholders. Directors may be removed from office but only for cause and only by the affirmative vote of a majority of the then outstanding shares of stock entitled to vote on the matter. "Cause" is defined in the Certificate to mean the "wilful and continuous failure of a director to substantially perform such director's duties to the Corporation (including any such failure resulting from incapacity due to physical or mental illness) or the wilful engaging by a director in gross misconduct materially and demonstrably injurious to the Corporation". The Certificate provides that the By-laws and Certificate may not be amended without the approval of at least 80% of the voting power of all shares of the Company entitled to vote generally in the election of directors, voting together as a single class.

    The foregoing provisions, together with the ability of the Board to issue Preferred Stock without further stockholder action, could delay or frustrate the removal of incumbent directors or the assumption of control by the holder of a large block of the Company's Common Stock even if such removal or assumption would be beneficial, in the short term, to stockholders of the Company. The provisions could also discourage or make more difficult a merger, tender offer or proxy contest even if such event would be favorable to the interests of stockholders.

                              PLAN OF DISTRIBUTION

    UDS may sell the Senior Debt Securities, the Subordinated Debt Securities or the Common Stock, any UDS Funding Partnership may sell the Partnership Preferred Securities and any UDS Capital Trust may sell Trust Preferred Securities in any of, or any combination of, the following ways: (i) directly to purchasers; (ii) through agents, (iii) through underwriters, and (iv) through dealers.

    Offers to purchase Offered Securities may be solicited directly by UDS, any UDS Funding Partnership and/or any UDS Capital Trust, as the case may be, or by agents designated by UDS, any UDS Funding Partnership and/or any UDS Capital Trust, as the case may be, from time to time. Any such agent, who may be deemed to be an underwriter as that term is defined in the Securities Act of 1933, involved in the offer or sale of the Offered Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by UDS to such agent will be set forth, in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any such agency will be acting in a best efforts basis for the period of its appointment (ordinarily five business days or less). Agents, dealers and underwriters may be customers of, engage in transactions with, or perform services for the Company in the ordinary course of business.

    If an underwriter or underwriters are utilized in the sale, UDS will execute an underwriting agreement with such underwriters at the time of sale to them and the names of the underwriters and the terms of the transaction will be set forth in the Prospectus Supplement, which will be used by the underwriters to make releases of the Offered Securities in respect of which this Prospectus is delivered to the public.

    If a dealer is utilized in the sale of the Offered Securities in respect of which this Prospectus is delivered, UDS, any UDS Funding Partnership and/or any UDS Capital Trust, as the case may be, will sell such Offered Securities to the dealer, as principal. The dealer may then resell such Offered Securities to the public at varying prices to be determined by such dealer at the time of resale. The name of the dealer and the terms of the transaction will be set forth in the Prospectus Supplement.

    Agents, underwriters, and dealers may be entitled under the relevant agreements to indemnification by UDS, any UDS Funding Partnership and/or any UDS Capital Trust, as the case may be, against certain liabilities, including liabilities under the Securities Act of 1933.

    The place and time of delivery for the Offered Securities in respect of which this Prospectus is delivered are set forth in the accompanying Prospectus Supplement.

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
                                 LEGAL MATTERS

    Certain matters of Delaware law relating to the validity of the Trust Preferred Securities and the Partnership Preferred Securities will be passed upon on behalf of the UDS Capital Trusts and the UDS Funding Partnerships by Skadden, Arps, Slate, Meagher & Flom LLP, special Delaware counsel to the UDS Capital Trusts and the UDS Funding Partnerships. The validity of the Senior Debt Securities, Subordinated Debt Securities, Common Stock, and the Guarantees and certain matters relating thereto will be passed upon for UDS by Patrick J. Guarino, Esq., Executive Vice President, General Counsel and Secretary. As of June 1, 1997, Mr. Guarino beneficially owned less than one percent of the issued and outstanding common stock of UDS. Certain United States federal income taxation matters will be passed upon for UDS and the UDS Capital Trusts by Skadden, Arps, Slate, Meagher & Flom LLP, special tax counsel to UDS, the UDS Capital Trusts, and the UDS Funding Partnerships.

                                    EXPERTS

    The consolidated financial statements and related financial statement schedule of Ultramar Diamond Shamrock Corporation and its subsidiaries included or incorporated by reference in the Company's 1996 Annual Report on Form 10-K and incorporated by reference in this Prospectus, have been audited by Ernst & Young LLP, independent auditors, as stated in their report thereon included therein and incorporated herein by reference which, as to all periods presented, is based in part on the report of Price Waterhouse LLP, independent accountants, pertaining to the Diamond Shamrock, Inc. operations of the Company, also included therein and incorporated herein by reference. Such financial statements and schedule are incorporated by reference herein in reliance upon such reports of Ernst & Young LLP and Price Waterhouse LLP given upon the authority of such firms as experts in accounting and auditing.

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